UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

19 February 2008

Barclays PLC and

Barclays Bank PLC

(Names of Registrants)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ☒            Form 40-F      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      ☐            No      ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-145845) AND FORM S-8 (NOS. 333-112796, 333-112797) OF BARCLAYS BANK PLC AND THE REGISTRATION STATEMENT ON FORM S-8 (NO. 333-12818) OF BARCLAYS PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

The Report comprises:

The results of Barclays PLC and Barclays Bank PLC as of, and for the year ended, 31st December 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS PLC
(Registrant)

Date: February 19, 2008	By:	/s/ Marie Smith
	Name:	Marie Smith
	Title:	Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: February 19, 2008	By:	/s/ Marie Smith
	Name:	Marie Smith
	Title:	Assistant Secretary

BARCLAYS PLC AND BARCLAYS BANK PLC

This document includes portions from the previously published results announcement of Barclays PLC for the year ended December 31, 2007, as amended to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (the “SEC”), including the reconciliation of certain financial information to the comparable information prepared in accordance with international financial reporting standards (IFRS). In addition, this document includes data relating to Barclays Bank PLC, the wholly owned subsidiary of Barclays PLC. The purpose of this document is to provide such additional disclosure as required by Regulation G and Regulation S-K Item 10 (e), to delete certain information not in compliance with SEC regulations and to include reconciliations of certain non-IFRS figures to the most directly equivalent IFRS figures, as of, and for the years ended, December 31, 2007, and does not update or otherwise supplement the information contained in the previously published results announcement.

In this document certain non-IFRS measures, such as profit before business disposals, are reported. Barclays management believes that these non-IFRS measures provide valuable information to readers of its financial statements because they enable the reader to focus more directly on the underlying day-to-day performance of its businesses and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays management. However, any non-IFRS measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.

An audit opinion has not been rendered in respect of the results announcement.

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, ENGLAND, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839

BARCLAYS PLC

The information in this announcement, which was approved by the Board of Directors on 18th February 2008, does not comprise statutory accounts for the years ended 31st December 2007 or 31st December 2006, within the meaning of Section 240 of the Companies Act 1985 (the ‘Act’). Statutory accounts for the year ended 31st December 2007, which also include certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC), will be delivered to the Registrar of Companies in accordance with Section 242 of the Act. Statutory accounts for the year ended 31st December 2006 have been delivered to the Registrar of Companies and the Group’s auditors have reported on those accounts and have given an unqualified report which does not contain a statement under Section 237(2) or (3) of the Act. The 2007 Annual Review and Summary Financial Statement will be posted to shareholders together with the Group’s full Annual Report for those shareholders who request it.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group’s plans and its current goals and expectations relating to its future financial condition and performance. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group’s future financial position, income growth, impairment charges, business strategy, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, the further development of standards and interpretations under International Financial Reporting Standards (IFRS) applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, progress in the integration of Absa into the Group’s business and the achievement of synergy targets related to Absa, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition – a number of which factors are beyond the Group’s control. As a result, the Group’s actual future results may differ materially from the plans, goals, and expectations set forth in the Group’s forward-looking statements.

Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.

v

BARCLAYS PLC

Absa Definitions

‘Absa Group Limited’ refers to the consolidated results of the South African group of which the parent company is listed on the Johannesburg Stock Exchange (JSE Limited) in which Barclays owns a controlling stake.

‘Absa’ refers to the results for Absa Group Limited as consolidated into the results of Barclays PLC; translated into Sterling with adjustments for amortisation of intangible assets, certain head office adjustments, transfer pricing and minority interests.

‘International Retail and Commercial Banking-Absa’ is the portion of Absa’s results that is reported by Barclays within the International Retail and Commercial Banking business.

‘Absa Capital’ is the portion of Absa’s results that is reported by Barclays within the Barclays Capital business.

Glossary of terms

‘Income’ refers to total income net of insurance claims, unless otherwise specified.

Profit before business disposals’ represents profit before tax and disposal of subsidiaries, associates and joint ventures. Details of the impact on each business and the Group can be found in Appendix 1 on page 82.

‘Cost:income ratio’ is defined as operating expenses compared to total income net of insurance claims.

‘Risk Tendency’ is a statistical estimate of the average loss for each loan portfolio for a 12-month period, taking into account the size of the portfolio and its risk characteristics under current economic conditions, and is used to track the change in risk as the portfolio of loans changes over time.

‘Daily Value at Risk (DVaR)’ is an estimate of the potential loss which might arise from unfavourable market movements, if the current positions were to be held unchanged for one business day, measured to a confidence level of 98%.

BARCLAYS PLC

Extracts from the Results Announcement of Barclays PLC, published on February 19th 2008, are provided on pages 2 to 83.

19th February 2008

BARCLAYS PLC

SUMMARY OF KEY INFORMATION

Group Results

	2007 £m	2006 £m	% Change
Total income net of insurance claims	23,000	21,595	7
Impairment charges and other credit provisions	(2,795)	(2,154)	30
Operating expenses	(13,199)	(12,674)	4
Profit before tax	7,076	7,136	(1)
Profit before business disposals	7,048	6,813	3
Profit attributable to minority interests	678	624	9
Profit attributable to equity holders of the parent	4,417	4,571	(3)

	p	p
Earnings per share	68.9	71.9	(4)
Diluted earnings per share	66.7	69.8	(4)
Dividend per share	34.0	31.0	10

	%	%
Tier 1 Capital ratio[1]	7.8	7.7
Return on average shareholders’ equity	20.3	24.7

	£m	£m	% Change
Profit before tax by business[2]
UK Banking	2,653	2,546	4
UK Retail Banking	1,282	1,181	9
Barclays Commercial Bank	1,371	1,365	0
Barclaycard	540	458	18
International Retail and Commercial Banking	935	1,216	(23)
Barclays Capital	2,335	2,216	5
Barclays Global Investors	734	714	3
Barclays Wealth	307	245	25

[1]	Tier 1 Capital ratio is calculated under Basel I FSA requirements.
[2]	Summary excludes Head office functions and other operations.

BARCLAYS PLC

FINANCIAL HIGHLIGHTS

	2007 £m	2006 £m
RESULTS
Net interest income	9,610	9,143
Net fee and commission income	7,708	7,177
Principal transactions	4,975	4,576
Net premiums from insurance contracts	1,011	1,060
Other income	188	214

Total income	23,492	22,170
Net claims and benefits incurred under insurance contracts	(492)	(575)

Total income net of insurance claims	23,000	21,595
Impairment charges and other credit provisions	(2,795)	(2,154)

Net income	20,205	19,441
Operating expenses	(13,199)	(12,674)
Share of post-tax results of associates and joint ventures	42	46
Profit on disposal of subsidiaries, associates and joint ventures	28	323

Profit before tax	7,076	7,136

Profit attributable to equity holders of the parent	4,417	4,571

	p	p
PER ORDINARY SHARE
Earnings	68.9	71.9
Diluted earnings	66.7	69.8
Dividend	34.0	31.0
Net asset value	353	303

	%	%
PERFORMANCE RATIOS
Return on average shareholders’ equity	20.3	24.7
Cost:income ratio	57	59

	2007 £m	2006 £m
BALANCE SHEET
Shareholders’ equity excluding minority interests	23,291	19,799
Minority interests	9,185	7,591

Total shareholders’ equity	32,476	27,390
Subordinated liabilities	18,150	13,786

Total capital resources	50,626	41,176

Total assets	1,227,361	996,787
Risk weighted assets	353,476	297,833

	%	%
CAPITAL RATIOS[1]
Tier 1 ratio	7.8	7.7
Risk asset ratio	12.1	11.7

[1]	Capital ratios are calculated under Basel I FSA requirements.

BARCLAYS PLC

CONSOLIDATED INCOME STATEMENT

	Notes	2007 £m	2006 £m

Interest income		25,308	21,805
Interest expense		(15,698)	(12,662)
Net interest income	1	9,610	9,143
Fee and commission income		8,678	8,005
Fee and commission expense		(970)	(828)
Net fee and commission income	2	7,708	7,177
Net trading income		3,759	3,614
Net investment income		1,216	962
Principal transactions	3	4,975	4,576
Net premiums from insurance contracts	4	1,011	1,060
Other income	5	188	214

Total income		23,492	22,170
Net claims and benefits incurred under insurance contracts	6	(492)	(575)

Total income net of insurance claims		23,000	21,595
Impairment charges and other credit provisions	7	(2,795)	(2,154)

Net income		20,205	19,441
Operating expenses excluding amortisation of intangible assets		(13,013)	(12,538)
Amortisation of intangible assets		(186)	(136)
Operating expenses	8	(13,199)	(12,674)
Share of post-tax results of associates and joint ventures	9	42	46
Profit on disposal of subsidiaries, associates and joint ventures	10	28	323

Profit before tax		7,076	7,136
Tax	11	(1,981)	(1,941)

Profit after tax		5,095	5,195

Profit attributable to minority interests	12	678	624
Profit attributable to equity holders of the parent		4,417	4,571

		5,095	5,195

		p	p
Basic earnings per ordinary share	13	68.9	71.9
Diluted earnings per ordinary share	13	66.7	69.8

Dividends per ordinary share:
Interim dividend		11.5	10.5
Final dividend proposed	14	22.5	20.5

Total dividend		34.0	31.0

		£m	£m
Interim dividend paid		768	666
Final dividend proposed	14	1,485	1,307

Total dividend		2,253	1,973

BARCLAYS PLC

CONSOLIDATED BALANCE SHEET

	Notes	2007 £m	2006 £m
Assets
Cash and balances at central banks		5,801	7,345
Items in the course of collection from other banks		1,836	2,408
Trading portfolio assets		193,691	177,867
Financial assets designated at fair value:
- held on own account		56,629	31,799
- held in respect of linked liabilities to customers under investment contracts	15	90,851	82,798
Derivative financial instruments	16	248,088	138,353
Loans and advances to banks	19	40,120	30,926
Loans and advances to customers	20	345,398	282,300
Available for sale financial investments	23	43,072	51,703
Reverse repurchase agreements and cash collateral on securities borrowed		183,075	174,090
Other assets	24	5,150	5,850
Current tax assets		518	557
Investments in associates and joint ventures		377	228
Goodwill		7,014	6,092
Intangible assets		1,282	1,215
Property, plant and equipment		2,996	2,492
Deferred tax assets		1,463	764

Total assets		1,227,361	996,787

BARCLAYS PLC

CONSOLIDATED BALANCE SHEET

	Notes	2007 £m	2006 £m
Liabilities
Deposits from banks		90,546	79,562
Items in the course of collection due to other banks		1,792	2,221
Customer accounts		294,987	256,754
Trading portfolio liabilities		65,402	71,874
Financial liabilities designated at fair value		74,489	53,987
Liabilities to customers under investment contracts	15	92,639	84,637
Derivative financial instruments	16	248,288	140,697
Debt securities in issue		120,228	111,137
Repurchase agreements and cash collateral on securities lent		169,429	136,956
Other liabilities	25	10,499	10,337
Current tax liabilities		1,311	1,020
Insurance contract liabilities, including unit-linked liabilities		3,903	3,878
Subordinated liabilities		18,150	13,786
Deferred tax liabilities		855	282
Provisions	26	830	462
Retirement benefit liabilities	27	1,537	1,807

Total liabilities		1,194,885	969,397

Shareholders’ equity
Called up share capital		1,651	1,634
Share premium account		56	5,818
Other reserves		874	390
Retained earnings		20,970	12,169
Less: treasury shares		(260)	(212)

Shareholders’ equity excluding minority interests		23,291	19,799
Minority interests		9,185	7,591

Total shareholders’ equity	28	32,476	27,390

Total liabilities and shareholders’ equity		1,227,361	996,787

BARCLAYS PLC

RESULTS BY BUSINESS

The following section analyses the Group’s performance by business. For management and reporting purposes, Barclays is organised into the following business groupings:

Global Retail and Commercial Banking

•	UK Banking, comprising

•	UK Retail Banking

•	Barclays Commercial Bank (formerly UK Business Banking)

•	Barclaycard

•	International Retail and Commercial Banking, comprising

•	International Retail and Commercial Banking - excluding Absa

•	International Retail and Commercial Banking - Absa

Investment Banking and Investment Management

•	Barclays Capital

•	Barclays Global Investors

•	Barclays Wealth

Head office functions and other operations

UK Banking

UK Banking delivers banking solutions to Barclays UK retail and business banking customers. It offers a range of integrated products and services and access to the expertise of other Group businesses. Customers are served through a variety of channels comprising the branch network, automated teller machines, telephone banking, online banking and relationship managers. UK Banking is managed through two business areas, UK Retail Banking and Barclays Commercial Bank.

UK Retail Banking

UK Retail Banking comprises Personal Customers, Home Finance, Local Business, Consumer Lending and Barclays Financial Planning. This cluster of businesses aims to build broader and deeper relationships with its Personal and Local Business customers through providing a wide range of products and financial services. Personal Customers and Home Finance provide access to current account and savings products, Woolwich branded mortgages and general insurance. Consumer Lending provides unsecured loan and protection products and Barclays Financial Planning provides investment advice and products. Local Business provides banking services, including money transmission, to small businesses.

Barclays Commercial Bank

Barclays Commercial Bank provides banking services to organisations with an annual turnover of more than £1m. Customers are served via a network of relationship and industry sector specialists, which provides solutions constructed from a comprehensive suite of banking products, support, expertise and services, including specialist asset financing and leasing facilities. Customers are also offered access to the products and expertise of other businesses in the Barclays Group, particularly Barclays Capital, Barclaycard and Barclays Wealth.

BARCLAYS PLC

RESULTS BY BUSINESS

Barclaycard

Barclaycard is a multi-brand credit card and consumer lending business which also processes card payments for retailers and merchants and issues credit and charge cards to corporate customers and the UK Government. It is one of Europe’s leading credit card businesses and has an increasing presence in the United States.

In the UK, Barclaycard comprises Barclaycard UK Cards, Barclaycard Partnerships (SkyCard, Thomas Cook, Argos and Solution Personal Finance), Barclays Partner Finance (formerly CFS) and FirstPlus.

Outside the UK, Barclaycard provides credit cards in the United States, Germany, Spain, Italy and Portugal. In the Nordic region, Barclaycard operates through Entercard, a joint venture with Swedbank.

Barclaycard works closely with other parts of the Group, including UK Retail Banking, Barclays Commercial Bank and International Retail and Commercial Banking, to leverage their distribution capabilities.

International Retail and Commercial Banking

International Retail and Commercial Banking provides banking services to Barclays personal and corporate customers outside the UK. The products and services offered to customers are tailored to meet customer needs and the regulatory and commercial environments within each country. For reporting purposes the operations are grouped into two components: International Retail and Commercial Banking - excluding Absa and International Retail and Commercial Banking - Absa. International Retail and Commercial Banking works closely with all other parts of the Group to leverage synergies from product and service propositions.

International Retail and Commercial Banking - excluding Absa

International Retail and Commercial Banking - excluding Absa provides a range of banking services to retail and corporate customers in Western Europe and Emerging Markets, including current accounts, savings, investments, mortgages and loans. Barclays Western Europe business includes Spain, Italy, France and Portugal. Emerging Markets includes operations in Africa, India and the Middle East.

International Retail and Commercial Banking - Absa

International Retail and Commercial Banking - Absa represents Barclays consolidation of Absa, excluding Absa Capital which is included as part of Barclays Capital. Absa Group Limited is one of South Africa’s largest financial services organisations serving personal, commercial and corporate customers predominantly in South Africa. International Retail and Commercial Banking - Absa serves retail customers through a variety of distribution channels and offers a full range of banking services, including current and deposit accounts, mortgages, instalment finance, credit cards, bancassurance products and wealth management services. It also offers customised business solutions for commercial and large corporate customers.

BARCLAYS PLC

RESULTS BY BUSINESS

Barclays Capital

Barclays Capital is a leading global investment bank which provides large corporate, institutional and government clients with solutions to their financing and risk management needs.

Barclays Capital services a wide variety of client needs, from capital raising and managing foreign exchange, interest rate, equity and commodity risks, through to providing technical advice and expertise. Activities are organised into three principal areas: Rates, which includes fixed income, foreign exchange, commodities, emerging markets, money markets, prime services and equity products; Credit, which includes primary and secondary activities for loans and bonds for investment grade, high yield and emerging market credit, as well as hybrid capital products, asset based finance, mortgage backed securities, credit derivatives, structured capital markets and large asset leasing; and Private Equity. Barclays Capital includes Absa Capital, the investment banking business of Absa. Barclays Capital works closely with all other parts of the Group to leverage synergies from client relationships and product capabilities.

Barclays Global Investors

Barclays Global Investors (BGI) is one of the world’s largest asset managers and a leading global provider of investment management products and services.

BGI offers structured investment strategies such as indexing, global asset allocation and risk controlled active products including hedge funds and provides related investment services such as securities lending, cash management and portfolio transition services. In addition, BGI is the global leader in assets and products in the exchange traded funds business, with over 320 funds for institutions and individuals trading globally. BGI’s investment philosophy is founded on managing all dimensions of performance: a consistent focus on controlling risk, return and cost. BGI collaborates with the other Barclays businesses, particularly Barclays Capital and Barclays Wealth, to develop and market products and leverage capabilities to better serve the client base.

Barclays Wealth

Barclays Wealth serves high net worth, affluent and intermediary clients worldwide, providing private banking, asset management, stockbroking, offshore banking, wealth structuring and financial planning services and manages the closed life assurance activities of Barclays and Woolwich in the UK.

Barclays Wealth works closely with all other parts of the Group to leverage synergies from client relationships and product capabilities.

BARCLAYS PLC

RESULTS BY BUSINESS

Head office functions and other operations

Head office functions and other operations comprises:

•	Head office and central support functions

•	Businesses in transition

•	Consolidation adjustments.

Head office and central support functions comprises the following areas: Executive Management, Finance, Treasury, Corporate Affairs, Human Resources, Strategy and Planning, Internal Audit, Legal, Corporate Secretariat, Property, Tax, Compliance and Risk. Costs incurred wholly on behalf of the businesses are recharged to them.

Businesses in transition principally relate to certain lending portfolios that are centrally managed with the objective of maximising recovery from the assets.

Consolidation adjustments largely reflect the elimination of inter-segment transactions.

BARCLAYS PLC

RESULTS BY BUSINESS

UK Banking

	2007 £m	2006 £m
Income Statement Information
Net interest income	4,596	4,467
Net fee and commission income	1,932	1,874
Net trading income	9	2
Net investment income	47	28
Principal transactions	56	30
Net premiums from insurance contracts	252	342
Other income	58	63

Total income	6,894	6,776
Net claims and benefits incurred under insurance contracts	(43)	(35)

Total income net of insurance claims	6,851	6,741
Impairment charges	(849)	(887)

Net income	6,002	5,854
Operating expenses excluding amortisation of intangible assets	(3,358)	(3,387)
Amortisation of intangible assets	(12)	(2)
Operating expenses	(3,370)	(3,389)
Share of post-tax results of associates and joint ventures	7	5
Profit on disposal of subsidiaries, associates and joint ventures	14	76

Profit before tax	2,653	2,546

Balance Sheet Information
Loans and advances to customers	£145.3bn	£131.0bn
Customer accounts	£147.9bn	£139.7bn
Total assets	£161.8bn	£147.6bn

Performance Ratios
Cost:income ratio[1]	49%	50%

Other Financial Measures
Risk Tendency[1,2]	£775m	£790m
Risk weighted assets	£99.8bn	£93.0bn

[1]	Defined on page vi.
[2]	Further information on risk tendency is included on page 74.

BARCLAYS PLC

RESULTS BY BUSINESS

UK Banking profit before tax increased 4% (£107m) to £2,653m (2006: £2,546m) driven principally by solid income growth. Results included gains from the sale and leaseback of properties and property sales of £232m (2006: £313m).

The cost:income ratio improved one percentage point to 49%. Excluding the impact of settlements on overdraft fees in relation to prior years (£116m), the cost:income ratio improved two percentage points to 48%, making eight percentage points of improvement from 2004 to 2007 compared to the target of six percentage points.

BARCLAYS PLC

RESULTS BY BUSINESS

UK Retail Banking

	2007 £m	2006 £m
Income Statement Information
Net interest income	2,858	2,765
Net fee and commission income	1,183	1,232
Net premiums from insurance contracts	252	342
Other income	47	42

Total income	4,340	4,381
Net claims and benefits incurred under insurance contracts	(43)	(35)

Total income net of insurance claims	4,297	4,346
Impairment charges	(559)	(635)

Net income	3,738	3,711
Operating expenses excluding amortisation of intangible assets	(2,455)	(2,531)
Amortisation of intangible assets	(8)	(1)
Operating expenses	(2,463)	(2,532)
Share of post-tax results of associates and joint ventures	7	2

Profit before tax	1,282	1,181

Balance Sheet Information
Loans and advances to customers	£82.0bn	£74.7bn
Customer accounts	£87.1bn	£82.3bn
Total assets	£87.8bn	£81.7bn

Performance Ratios
Cost:income ratio[1]	57%	58%

Other Financial Measures
Risk Tendency[1,2]	£470m	£500m
Risk weighted assets	£46.0bn	£43.0bn

[1]	Defined on page vi.
[2]	Further information on risk tendency is included on page 74.

BARCLAYS PLC

RESULTS BY BUSINESS

UK Retail Banking profit before tax increased 9% (£101m) to £1,282m (2006: £1,181m) due to reduced costs and a strong improvement in impairment.

Including the impact of settlements on overdraft fees from prior years (£116m), income decreased by 1% (£49m) to £4,297m (2006: £4,346m). Income grew 2% (£67m) excluding the impact of settlements on overdraft fees. This was driven by very strong growth in Personal Customer Retail Savings and good growth in Personal Customer Current Accounts, Home Finance and Local Business.

Net interest income increased 3% (£93m) to £2,858m (2006: £2,765m). Growth was driven by a higher contribution from deposits, through a combination of good balance sheet growth and an increased liability margin. Total average customer deposit balances increased 7% to £81.9bn (2006: £76.5bn), supported by the launch of new products.

Mortgage volumes increased significantly, driven by an improved mix of longer term value products for customers, higher levels of retention and continuing improvements in processing capability. Mortgage balances were £69.8bn at the end of the period (31st December 2006: £61.7bn), an approximate market share of 6% (2006: 6%). Gross advances were 25% higher at £23.0bn (2006: £18.4bn). Net lending was £8.0bn (2006: £2.4bn), representing market share of 8% (2006: 2%). The average loan to value ratio of the residential mortgage book on a current valuation basis was 33%. The average loan to value ratio of new residential mortgage lending in 2007 was 54%. Consumer Lending balances decreased 4% to £7.9bn (2006: £8.2bn), reflecting the impact of tighter lending criteria.

Overall asset margins decreased as a result of the increased proportion of mortgages and contraction in unsecured loans.

Net fee and commission income reduced 4% (£49m) to £1,183m (2006: £1,232m). There was strong Current Account income growth in Personal Customers and good growth within Local Business. This was more than offset by settlements on overdraft fees.

Net premiums from insurance underwriting activities reduced 26% (£90m) to £252m (2006: £342m), as there continued to be lower customer take-up of loan protection insurance. Net claims and benefits on insurance contracts increased to £43m (2006: £35m).

Impairment charges decreased 12% (£76m) to £559m (2006: £635m) reflecting lower charges in unsecured Consumer Lending and Local Business. This was driven by improvements in the collection process which led to reduced flows into delinquency, lower levels of arrears and stable charge-offs. Mortgage impairment charges remained negligible.

Operating expenses reduced 3% (£69m) to £2,463m (2006: £2,532m), reflecting strong and active management of all expense lines, targeted processing improvements and back office consolidation. Gains from the sale of property were £193m (2006: £253m). Increased investment was focused on: improving the overall customer experience through converting and improving the branch network; revitalising the product offering; increasing operational and process efficiency; and meeting regulatory requirements.

The cost:income ratio improved one percentage point to 57%. Excluding the impact of settlements on overdraft fees from prior years (£116m), the cost:income ratio improved two percentage points to 56%.

BARCLAYS PLC

RESULTS BY BUSINESS

Barclays Commercial Bank

	2007 £m	2006 £m
Income Statement Information
Net interest income	1,738	1,702
Net fee and commission income	749	642
Net trading income	9	2
Net investment income	47	28
Principal transactions	56	30
Other income	11	21

Total income	2,554	2,395
Impairment charges	(290)	(252)

Net income	2,264	2,143
Operating expenses excluding amortisation of intangible assets	(903)	(856)
Amortisation of intangible assets	(4)	(1)
Operating expenses	(907)	(857)
Share of post-tax results of associates and joint ventures	—	3
Profit on disposal of subsidiaries, associates and joint ventures	14	76

Profit before tax	1,371	1,365

Balance Sheet Information
Loans and advances to customers	£63.3bn	£56.3bn
Customer accounts	£60.8bn	£57.4bn
Total assets	£73.9bn	£65.9bn

Performance Ratios
Cost:income ratio[1]	36%	36%

Other Financial Measures
Risk Tendency[1,2]	£305m	£290m
Risk weighted assets	£53.8bn	£50.0bn

[1]	Defined on page vi.
[2]	Further information on risk tendency is included on page 74.

BARCLAYS PLC

RESULTS BY BUSINESS

Barclays Commercial Bank profit before tax increased £6m to £1,371m (2006: £1,365m) due to continued good income growth partially offset by lower gains from business disposals. Profit excluding profit on business disposals of £14m (2006: £76m) increased 5% to £1,357m (2006: £1,289m).

Income increased 7% (£159m) to £2,554m (2006: £2,395m). Non-interest income increased to 32% of total income (2006: 29%), reflecting continuing focus on cross sales and efficient balance sheet utilisation. There was very strong growth in net fee and commission income, which increased 17% (£107m) to £749m (2006: £642m) due to very strong performance in lending fees. There was also good growth in transaction related income, foreign exchange and derivatives transactions undertaken on behalf of clients.

Net interest income improved 2% (£36m) to £1,738m (2006: £1,702m). Average customer lendings increased 3% to £53.6bn (2006: £52.0bn). Average customer accounts grew 4% to £46.4bn (2006: £44.8bn).

Income from principal transactions, primarily reflecting venture capital and other equity realisations, increased 87% (£26m) to £56m (2006: £30m).

Impairment charges increased 15% (£38m) to £290m (2006: £252m), mainly due to a higher level of impairment losses in Larger Business as impairment trended towards risk tendency. There was a reduction in impairment levels in Medium Business due to a tightening of the lending criteria.

Operating expenses increased 6% (£50m) to £907m (2006: £857m). Operating expenses are net of gains of £39m (2006: £60m) on the sale of property. Growth in operating expenses was focused on continuing investment in operations, infrastructure, and new initiatives in product development and sales capability.

BARCLAYS PLC

RESULTS BY BUSINESS

Barclaycard

	2007 £m	2006 £m
Income Statement Information
Net interest income	1,394	1,383
Net fee and commission income	1,080	1,106
Net investment income	11	15
Net premiums from insurance contracts	40	18
Other income	(26)	—

Total income	2,499	2,522
Net claims and benefits incurred under insurance contracts	(13)	(8)

Total income net of insurance claims	2,486	2,514
Impairment charges	(838)	(1,067)

Net income	1,648	1,447
Operating expenses excluding amortisation of intangible assets	(1,073)	(964)
Amortisation of intangible assets	(28)	(17)
Operating expenses	(1,101)	(981)
Share of post-tax results of associates and joint ventures	(7)	(8)

Profit before tax	540	458

Balance Sheet Information
Loans and advances to customers	£20.1bn	£18.2bn
Total assets	£22.2bn	£20.1bn

Performance Ratios
Cost:income ratio[1]	44%	39%

Other Financial Measures
Risk Tendency[1,2]	£945m	£1,135m
Risk weighted assets	£19.9bn	£17.0bn

[1]	Defined on page vi.
[2]	Further information on risk tendency is included on page 74.

BARCLAYS PLC

RESULTS BY BUSINESS

Barclaycard profit before tax increased 18% (£82m) to £540m (2006: £458m), driven by strong international growth coupled with a significant improvement in UK impairment charges. Other income included a £27m loss on disposal of part of the Monument card portfolio. 2006 results reflected a property gain of £38m.

Income decreased 1% (£28m) to £2,486m (2006: £2,514m) reflecting strong growth in Barclaycard International, offset by a decline in UK Cards revenue resulting from a more cautious approach to lending in the UK and a £27m loss on disposal of part of the Monument card portfolio.

Net interest income increased 1% (£11m) to £1,394m (2006: £1,383m) due to strong organic growth in international average extended credit card balances, up 32% to £3.3bn and average secured consumer lending balances up 26% to £4.3bn, partially offset by lower UK average extended credit card balances which fell 14% to £6.9bn. Margins fell to 6.59% (2006: 7.13%) due to higher average base rates across core operating markets and a change in the product mix with an increased weighting to secured lending.

Net fee and commission income fell 2% (£26m) to £1,080m (2006: £1,106m) with growth in Barclaycard International offset by our actions in response to the Office of Fair Trading’s findings on late and overlimit fees in the UK which were implemented in August 2006.

Impairment charges improved 21% (£229m) to £838m (2006: £1,067m) reflecting reduced flows into delinquency, lower levels of arrears and lower charge-offs in UK Cards. We made changes to our impairment methodologies to standardise our approach and in anticipation of Basel II. The net positive impact of these changes in methodology was offset by an increase in impairment charges in Barclaycard International and secured consumer lending.

Operating expenses increased 12% (£120m) to £1,101m (2006: £981m). Excluding a property gain of £38m in 2006, operating expenses increased 8% (£82m) reflecting continued investment in expanding our businesses in Europe and the US. Costs in the UK businesses were broadly flat, with investment in new UK product innovations such as Barclaycard OnePulse being funded out of operating efficiencies.

Barclaycard International continued to gain momentum, delivering a profit before tax of £77m against a loss before tax of £36m in 2006. We concluded seven new credit card partnership deals across Western Europe. The Entercard joint venture continued to perform ahead of plan and entered the Danish market, extending its reach across the Scandinavian region. Barclaycard US was profitable, with very strong average balance growth and a number of new card partnerships including Lufthansa Airlines and Princess Cruise Lines.

BARCLAYS PLC

RESULTS BY BUSINESS

International Retail and Commercial Banking

	2007 £m	2006 £m
Income Statement Information
Net interest income	1,890	1,653
Net fee and commission income	1,210	1,221
Net trading income	69	6
Net investment income	179	188
Principal transactions	248	194
Net premiums from insurance contracts	372	351
Other income	87	74

Total income	3,807	3,493
Net claims and benefits incurred under insurance contracts	(284)	(244)

Total income net of insurance claims	3,523	3,249
Impairment charges	(252)	(167)

Net income	3,271	3,082
Operating expenses excluding amortisation of intangible assets	(2,279)	(2,077)
Amortisation of intangible assets	(77)	(85)
Operating expenses	(2,356)	(2,162)
Share of post-tax results of associates and joint ventures	7	49
Profit on disposal of subsidiaries, associates and joint ventures	13	247

Profit before tax	935	1,216

Balance Sheet Information
Loans and advances to customers	£70.1bn	£53.2bn
Customer accounts	£28.8bn	£22.1bn
Total assets	£89.5bn	£68.6bn

Performance Ratios
Cost:income ratio[1]	67%	67%

Other Financial Measures
Risk Tendency[1,2]	£475m	£220m
Risk weighted assets	£53.3bn	£40.8bn

[1]	Defined on page vi.
[2]	Further information on risk tendency is included on page 74.

BARCLAYS PLC

RESULTS BY BUSINESS

International Retail and Commercial Banking profit before tax decreased £281m to £935m (2006: £1,216m). International Retail and Commercial Banking - excluding Absa profit before tax in 2006 included a £247m gain on the sale of associate FirstCaribbean International Bank and a £41m share of its post-tax results. Profit before tax in 2007 included gains from the sale and leaseback of property of £23m (2006: £55m). Very strong profit growth in Rand terms in International Retail and Commercial Banking – Absa was offset by a 12% decline in the average value of the Rand.

A significant investment was made in infrastructure and distribution, including the opening of 644 new branches and sales centres across Western Europe, Emerging Markets and Absa.

BARCLAYS PLC

RESULTS BY BUSINESS

International Retail and Commercial Banking - excluding Absa

	2007 £m	2006 £m
Income Statement Information
Net interest income	753	604
Net fee and commission income	425	366
Net trading income	68	17
Net investment income	109	66
Principal transactions	177	83
Net premiums from insurance contracts	145	111
Other income	9	20

Total income	1,509	1,184
Net claims and benefits incurred under insurance contracts	(170)	(138)

Total income net of insurance claims	1,339	1,046
Impairment charges	(79)	(41)

Net income	1,260	1,005
Operating expenses excluding amortisation of intangible assets	(1,007)	(765)
Amortisation of intangible assets	(16)	(9)
Operating expenses	(1,023)	(774)
Share of post-tax results of associates and joint ventures	1	40
Profit on disposal of subsidiaries, associates and joint ventures	8	247

Profit before tax	246	518

Balance Sheet Information
Loans and advances to customers	£39.3bn	£29.0bn
Customer accounts	£15.7bn	£11.0bn
Total assets	£52.2bn	£38.2bn

Performance Ratios
Cost:income ratio[1]	76%	74%

Other Financial Measures
Risk Tendency[1,2]	£220m	£75m
Risk weighted assets	£29.7bn	£20.1bn

[1]	Defined on page vi.
[2]	Further information on risk tendency is included on page 74.

BARCLAYS PLC

RESULTS BY BUSINESS

International Retail and Commercial Banking - excluding Absa profit before tax decreased 53% (£272m) to £246m (2006: £518m). Profit before tax in 2006 included a £247m gain on the sale of associate FirstCaribbean International Bank and a £41m share of its post-tax results. Profit before tax in 2007 included gains from the sale and leaseback of property in 2007 of £23m (2006: £55m). The performance reflected very strong income growth driven by a rapid growth in distribution points to 1,348 (2006: 867) as well as the launch of new businesses in India and UAE and a full retail and commercial banking offering in Italy.

Income increased 28% (£293m) to £1,339m (2006: £1,046) driven by excellent performances in Western Europe and Emerging Markets.

Net interest income increased 25% (£149m) to £753m (2006: £604m). Total average customer loans increased 22% (£6.1bn) to £33.3bn (2006: £27.2bn) with lending margins broadly stable. Mortgage balance growth in Western Europe was very strong, with average Euro balances up 16% (€4.2bn) to €30.1bn (2006: €25.9bn). Average customer deposits increased 20% (£2.1bn) to £12.5bn (2006: £10.4bn) driven by growth in Western Europe and Emerging Markets.

Net fee and commission income grew 16% (£59m) to £425m (2006: £366m), reflecting strong performances in Western Europe driven by the expansion of the customer base.

Principal transactions increased £94m to £177m (2006: £83m) reflecting gains on equity investments, and higher foreign exchange income across Emerging Markets.

Impairment charges rose 93% (£38m) to £79m (2006: £41m). The increase reflected very strong balance sheet growth in 2006 and 2007 and the impact of lower releases in 2007.

Operating expenses grew 32% (£249m) to £1,023m (2006: £774m) driven by the rapid expansion of the distribution network across all regions and investment in people and infrastructure to support future growth across the franchise. Operating expenses included property sales in Spain of £23m (2006: £55m).

Western Europe continued to perform strongly. Profit before tax increased 30% (£56m) to £245m (2006: £189m). Barclays Spain profit before tax increased 53% (£72m) to £207m (2006: £135m) driven by increased customer lending, higher service commissions and equity investment realisations. France also performed well driven by good growth in the balance sheet, higher fees and commissions and good cost control. Income grew very strongly in Italy as a result of the opening of new branches and the roll-out of a complete retail and commercial banking offering but this was more than offset by higher investment costs. Profit before tax decreased in Portugal, with very strong income growth offset by increased investment in the expansion of the business.

Emerging Markets profit before tax increased 25% (£28m) to £142m (2006: £114m) reflecting a very strong rise in income across a broad range of markets, with particularly strong growth in Egypt, UAE, Kenya, Ghana, Tanzania, Uganda and India. The income growth benefited from increased investment in the business across all geographies, including branch openings and the launch of retail banking services in India and the UAE.

BARCLAYS PLC

RESULTS BY BUSINESS

International Retail and Commercial Banking - Absa

	2007 £m	2006 £m
Income Statement Information
Net interest income	1,137	1,049
Net fee and commission income	785	855
Net trading income/(loss)	1	(11)
Net investment income	70	122
Principal transactions	71	111
Net premiums from insurance contracts	227	240
Other income	78	54

Total income	2,298	2,309
Net claims and benefits incurred under insurance contracts	(114)	(106)

Total income net of insurance claims	2,184	2,203
Impairment charges	(173)	(126)

Net income	2,011	2,077
Operating expenses excluding amortisation of intangible assets	(1,272)	(1,312)
Amortisation of intangible assets	(61)	(76)
Operating expenses	(1,333)	(1,388)
Share of post-tax results of associates and joint ventures	6	9
Profit on disposal of subsidiaries, associates and joint ventures	5	—

Profit before tax	689	698

Balance Sheet Information
Loans and advances to customers	£30.8bn	£24.2bn
Customer accounts	£13.1bn	£11.1bn
Total assets	£37.3bn	£30.4bn

Performance Ratios
Cost:income ratio[1]	61%	63%

Other Financial Measures
Risk Tendency[1,2]	£255m	£145m
Risk weighted assets	£23.6bn	£20.7bn

[1]	Defined on page vi.
[2]	Further information on risk tendency is included on page 74.

BARCLAYS PLC

RESULTS BY BUSINESS

International Retail and Commercial Banking - Absa profit before tax decreased to £689m (2006: £698m).

BARCLAYS PLC

RESULTS BY BUSINESS

Barclays Capital

	2007 £m	2006 £m
Income Statement Information
Net interest income	1,179	1,158
Net fee and commission income	1,235	952
Net trading income	3,739	3,562
Net investment income	953	573
Principal transactions	4,692	4,135
Other income	13	22

Total income	7,119	6,267
Impairment charges and other credit provisions	(846)	(42)

Net income	6,273	6,225
Operating expenses excluding amortisation of intangible assets	(3,919)	(3,996)
Amortisation of intangible assets	(54)	(13)
Operating expenses	(3,973)	(4,009)
Share of post-tax results of associates and joint ventures	35	—

Profit before tax	2,335	2,216

Balance Sheet Information
Total assets	£839.7bn	£657.9bn

Performance Ratios
Cost:income ratio[1]	56%	64%

Other Financial Measures
Risk Tendency[1,2]	£140m	£95m
Risk weighted assets	£169.1bn	£137.6bn
Average DVaR[1]	£42.0m	£37.1m
Corporate lending portfolio	£52.3bn	£40.6bn

[1]	Defined on page vi.
[2]	Further information on risk tendency is included on page 74.

BARCLAYS PLC

RESULTS BY BUSINESS

Barclays Capital delivered profits ahead of the record results achieved in 2006 despite challenging trading conditions in the second half of the year. Profit before tax increased 5% (£119m) to £2,335m (2006: £2,216m). There was strong income growth across the Rates businesses and excellent results in Continental Europe, Asia and Africa demonstrating the breadth of the client franchise. Net income was slightly ahead at £6,273m (2006: £6,225m) and costs were tightly managed, declining slightly year on year. Absa Capital delivered very strong growth in profit before tax to £155m (2006: £71m).

The US sub-prime driven market dislocation affected performance in the second half of 2007. Exposures relating to US sub-prime were actively managed and declined over the period. Barclays Capital’s 2007 results reflected net losses related to the credit market turbulence of £1,635m, of which £795m was included in income, net of £658m gains arising from the fair valuation of notes issued by Barclays Capital. Impairment charges included £840m against ABS CDO Super Senior exposures, other credit market exposures and drawn leveraged finance underwriting positions. Further detail is provided in the notes to this announcement.

Income increased 14% (£852m) to £7,119m (2006: £6,267m) as a result of very strong growth in interest rate, currency, equity, commodity and emerging market asset classes. There was excellent income growth in Continental Europe, Asia, and Africa. Average DVaR increased 13% to £42.0m (2006: £37.1m) in line with income.

Secondary income, comprising principal transactions (net trading income and net investment income) and net interest income, is mainly generated from providing client financing and risk management solutions. Secondary income increased 11% (£578m) to £5,871m (2006: £5,293m).

Net trading income increased 5% (£177m) to £3,739m (2006: £3,562m) with strong contributions from fixed income, commodities, equities, foreign exchange and prime services businesses. These were largely offset by net losses in the business affected by sub-prime mortgage related writedowns. The general widening of credit spreads that occurred over the course of the second half of 2007 also reduced the carrying value of the £57bn of issued notes held at fair value on the balance sheet, resulting in gains of £658m. Net investment income increased 66% (£380m) to £953m (2006: £573m) as a result of a number of private equity realisations, investment disposals in Asia and structured capital markets transactions. Net interest income increased 2% (£21m) to £1,179m (2006: £1,158m), driven by higher contributions from money markets. The corporate lending portfolio increased 29% to £52.3bn (2006: £40.6bn), largely due to an increase in drawn leveraged finance positions and a rise in drawn corporate loan balances.

Primary income, which comprises net fee and commission income from advisory and origination activities, grew 30% (£283m) to £1,235m (2006: £952m), with good contributions from bonds and loans.

Impairment charges and other credit provisions of £846m included £722m against ABS CDO Super Senior exposures, £60m from other credit market exposures and £58m relating to drawn leveraged finance underwriting positions. Other impairment charges on loans and advances amounted to a release of £7m (2006: £44m release) before impairment charges on available for sale assets of £13m (2006: £86m).

Operating expenses decreased 1% (£36m) to £3,973m (2006: £4,009m). Performance related pay, discretionary investment spend and short term contractor resources represented 42% (2006: 50%) of the cost base. Amortisation of intangible assets of £54m (2006: £13m) principally related to mortgage service rights.

Total headcount increased 3,000 during 2007 to 16,200 (2006: 13,200) including 800 from the acquisition of EquiFirst. The majority of organic growth was in Asia Pacific.

BARCLAYS PLC

RESULTS BY BUSINESS

Barclays Global Investors

	2007 £m	2006 £m
Income Statement Information
Net interest (expense)/income	(8)	10
Net fee and commission income	1,936	1,651
Net trading income	5	2
Net investment (expense)/income	(9)	2
Principal transactions	(4)	4
Other income	2	—

Total income	1,926	1,665
Operating expenses excluding amortisation of intangible assets	(1,184)	(946)
Amortisation of intangible assets	(8)	(5)
Operating expenses	(1,192)	(951)

Profit before tax	734	714

Balance Sheet Information
Total assets	£89.2bn	£80.5bn

Performance Ratios
Cost:income ratio[1]	62%	57%

Other Financial Measures
Risk weighted assets	£2.0bn	£1.4bn

[1]	Defined on page vi.
[2]	Further information on risk tendency is included on page 74.

BARCLAYS PLC

RESULTS BY BUSINESS

Barclays Global Investors delivered solid growth in profit before tax, which increased 3% (£20m) to £734m (2006: £714m). Very strong US Dollar income and strong profit growth was partially offset by the 8% depreciation in the average value of the US Dollar against Sterling.

Income grew 16% (£261m) to £1,926m (2006: £1,665m).

Net fee and commission income grew 17% (£285m) to £1,936m (2006: £1,651m). This was primarily attributable to increased management fees and securities lending. Incentive fees increased 6% (£12m) to £198m (2006: £186m). Higher asset values, driven by higher market levels and good net new inflows, contributed to the growth in income.

Operating expenses increased 25% (£241m) to £1,192m (2006: £951m) as a result of significant investment in key product and channel growth initiatives and in infrastructure as well as growth in the underlying business. Operating expenses included charges of £80m (2006: £nil) related to selective support of liquidity products managed in the US. The cost:income ratio rose five percentage points to 62% (2006: 57%).

Headcount increased 700 to 3,400 (2006: 2,700). Headcount increased in all geographical regions and across product groups and the support functions, reflecting continued investment to support further growth.

Total assets under management increased 13% (£117bn) to £1,044bn (2006: £927bn) comprising £42bn of net new assets, £12bn attributable to the acquisition of Indexchange Investment AG (Indexchange), £66bn of favourable market movements and £3bn of adverse exchange movements. In US$ terms assets under management increased 15% (US$265bn) to US$2,079bn (2006: US$1,814bn), comprising US$86bn of net new assets, US$23bn attributable to acquisition of Indexchange, US$127bn of favourable market movements and US$29bn of positive exchange rate movements.

BARCLAYS PLC

RESULTS BY BUSINESS

Barclays Wealth

	2007 £m	2006 £m
Income Statement Information
Net interest income	431	392
Net fee and commission income	739	674
Net trading income	3	2
Net investment income	52	154
Principal transactions	55	156
Net premium from insurance contracts	195	210
Other income	19	16

Total income	1,439	1,448
Net claims and benefits incurred under insurance contracts	(152)	(288)

Total Income net of insurance claims	1,287	1,160
Impairment charges	(7)	(2)

Net income	1,280	1,158
Operating expenses excluding amortisation of intangible assets	(967)	(909)
Amortisation of intangible assets	(6)	(4)
Operating expenses	(973)	(913)

Profit before tax	307	245

Balance Sheet Information
Loans and advances to customers	£9.0bn	£6.2bn
Customer accounts	£34.4bn	£28.3bn
Total assets	£18.0bn	£15.0bn

Performance Ratios
Cost: income ratio[1]	76%	79%

Other Financial Measures
Risk Tendency[1,2]	£10m	£10m
Risk weighted assets	£7.7bn	£6.1bn

[1]	Defined on page vi.
[2]	Further information on risk tendency is included on page 74.

BARCLAYS PLC

RESULTS BY BUSINESS

Barclays Wealth profit before tax showed very strong growth of 25% (£62m) to £307m (2006: £245m). Performance was driven by broadly based income growth, reduced redress costs and tight cost control, partially offset by additional volume related costs and increased investment in people and infrastructure to support future growth.

Income increased 11% (£127m) to £1,287m (2006: £1,160m).

Net interest income increased 10% (£39m) to £431m (2006: £392m) reflecting strong growth in both customer deposits and lending. Average deposits grew 13% to £31.2bn (2006: £27.7bn). Average lending grew 35% to £7.4bn (2006: £5.5bn) driven by increased lending to high net worth, affluent and intermediary clients.

Net fee and commission income grew 10% (£65m) to £739m (2006: £674m). This reflected growth in client assets and higher transactional income from increased sales of investment products and solutions.

Principal transactions decreased £101m to £55m (2006: £156m) as a result of lower growth in the value of unit linked insurance contracts. Net premiums from insurance contracts reduced £15m to £195m (2006: £210m). These reductions were offset by a lower charge for net claims and benefits incurred under insurance contracts of £152m (2006: £288m).

Operating expenses increased 7% to £973m (2006: £913m) with greater volume related costs and a significant increase in investment partially offset by efficiency gains and lower customer redress costs of £19m (2006: £67m). Ongoing investment programmes included increased hiring of client facing staff and improvements to infrastructure with the upgrade of technology and operations platforms. The cost:income ratio improved three percentage points to 76% (2006: 79%).

Total client assets, comprising customer deposits and client investments, increased 14% (£16.4bn) to £132.5bn (2006: £116.1bn) reflecting strong net new asset inflows and the acquisition of Walbrook, an independent fiduciary services company, which completed on 18th May 2007.

BARCLAYS PLC

RESULTS BY BUSINESS

Head office functions and other operations

	2007 £m	2006 £m
Income Statement Information
Net interest income	128	80
Net fee and commission expense	(424)	(301)
Net trading (loss)/income	(66)	40
Net investment (expense)/income	(17)	2
Principal transactions	(83)	42
Net premiums from insurance contracts	152	139
Other income	35	39

Total income	(192)	(1)
Impairment (charges)/releases	(3)	11

Net income	(195)	10
Operating expenses excluding amortisation of intangible assets	(233)	(259)
Amortisation of intangible assets	(1)	(10)
Operating expenses	(234)	(269)
Profit on disposal of associates and joint ventures	1	—

Loss before tax	(428)	(259)

Balance Sheet Information
Total assets	£7.1bn	£7.1bn

Other Financial Measures
Risk Tendency[1,2]	£10m	£10m
Risk weighted assets	£1.6bn	£1.9bn

[1]	Defined on page vi.
[2]	Further information on risk tendency is included on page 74.

BARCLAYS PLC

RESULTS BY BUSINESS

Head office functions and other operations loss before tax increased £169m to £428m (2006: £259m).

Group segmental reporting is performed in accordance with Group accounting policies. This means that inter-segment transactions are recorded in each segment as if undertaken on an arm’s length basis. Adjustments necessary to eliminate inter-segment transactions are included in Head office functions and other operations.

The impact of such inter-segment adjustments increased £86m to £233m (2006: £147m). These adjustments included internal fees for structured capital market activities of £169m (2006: £87m) and fees paid to Barclays Capital for debt and equity raising and risk management advice of £65m (2006: £23m), both of which increased net fee and commission expense in head office. The impact on the inter-segment adjustments of the timing of the recognition of insurance commissions included in Barclaycard was a reduction in head office income of £9m (2006: £44m). This net reduction was reflected in a decrease in net fee and commission income of £162m (2006: £184m) and an increase in net premium income of £153m (2006: £140m).

Principal transactions decreased to a loss of £83m (2006: £42m profit). 2006 included a £55m profit from a hedge of the expected Absa foreign currency earnings. 2007 included a loss of £33m relating to fair valuation of call options embedded within retail US$ preference shares arising from widening of own credit spreads.

Operating expenses decreased £35m to £234m (2006: £269m). The primary driver of this decrease was the receipt of a break fee relating to the ABN Amro transaction which, net of transaction costs, reduced expenses by £58m. This was partially offset by lower rental income and lower proceeds on property sales.

BARCLAYS PLC

NOTES

1.	Net interest income

	2007 £m	2006 £m
Cash and balances with central banks	145	91
Available for sale investments	2,580	2,811
Loans and advances to banks	1,416	903
Loans and advances to customers	19,559	16,290
Other	1,608	1,710

Interest income	25,308	21,805

Deposits from banks	(2,720)	(2,819)
Customer accounts	(4,110)	(3,076)
Debt securities in issue	(6,651)	(5,282)
Subordinated liabilities	(878)	(777)
Other	(1,339)	(708)

Interest expense	(15,698)	(12,662)

Net interest income	9,610	9,143

Group net interest income increased 5% (£467m) to £9,610m (2006: £9,143m) reflecting balance sheet growth across a number of businesses.

Group net interest income reflects structural hedges which function to reduce the impact of the volatility of short-term interest rate movements on equity and customer balances that do not re-price with market rates. The contribution of structural hedges relative to average base rates decreased to £351m expense (2006: £26m income), largely due to the smoothing effect of the structural hedge on changes in interest rates.

Other interest expense principally includes interest on repurchase agreements and hedging activity.

BARCLAYS PLC

NOTES

2.	Net fee and commission income

	2007 £m	2006 £m
Brokerage fees	109	70
Investment management fees	1,787	1,535
Securities lending	241	185
Banking and credit related fees and commissions	6,363	6,031
Foreign exchange commission	178	184

Fee and commission income	8,678	8,005

Fee and commission expense	(970)	(828)

Net fee and commission income	7,708	7,177

Net fee and commission income increased 7% (£531m) to £7,708m (2006: £7,177m).

Fee and commission income rose 8% (£673m) to £8,678m (2006: £8,005m) reflecting increased management and securities lending fees in Barclays Global Investors, increased client assets and higher transactional income in Barclays Wealth and higher income generated from lending fees in Barclays Commercial Bank. Fee income in Barclays Capital increased primarily due to the acquisition of HomEq.

BARCLAYS PLC

NOTES

3.	Principal transactions

	2007 £m	2006 £m
Rates related business	4,162	2,848
Credit related business	(403)	766

Net trading income	3,759	3,614

Cumulative gain from disposal of available for sale assets	560	307
Dividend income	26	15
Net income from financial instruments designated at fair value	293	447
Other investment income	337	193

Net investment income	1,216	962

Principal transactions	4,975	4,576

Principal transactions increased 9% (£399m) to £4,975m (2006: £4,576m).

Net trading income increased 4% (£145m) to £3,759m (2006: £3,614m). The majority of the Group’s net trading income arises in Barclays Capital. Growth in the Rates related business reflects very strong performances in fixed income, commodities, foreign exchange, equity and prime services. The Credit related business includes net losses from credit market turbulence and the benefits of widening credit spreads on the fair value of issued notes. Further detail on the impact on net trading income of the changes in fair value of financial instruments is provided in note 17.

Net investment income increased 26% (£254m) to £1,216m (2006: £962m). The cumulative gain from disposal of available for sale assets increased 82% (£253m) to £560m (2006: £307m) largely as a result of a number of private equity realisations and divestments. Net income from financial instruments designated at fair value decreased by 34% (£154m) largely due to lower growth in the value of linked insurance assets within Barclays Wealth.

Fair value movements on insurance assets included within net investment income contributed £113m (2006: £205m).

BARCLAYS PLC

NOTES

4.	Net premiums from insurance contracts

	2007 £m	2006 £m
Gross premiums from insurance contracts	1,062	1,108
Premiums ceded to reinsurers	(51)	(48)

Net premiums from insurance contracts	1,011	1,060

Net premiums from insurance contracts decreased 5% (£49m) to £1,011m (2006: £1,060m), primarily due to lower customer take up of loan protection insurance.

5.	Other income

	2007 £m	2006 £m
Increase in fair value of assets held in respect of linked liabilities to customers under investment contracts	5,592	7,417
Increase in liabilities to customers under investment contracts	(5,592)	(7,417)
Property rentals	53	55
Loss on part disposal of Monument credit card portfolio	(27)	—
Other	162	159

Other income	188	214

Certain asset management products offered to institutional clients by Barclays Global Investors are recognised as investment contracts. Accordingly the invested assets and the related liabilities to investors are held at fair value and changes in those fair values are reported within Other income.

6.	Net claims and benefits incurred under insurance contracts

	2007 £m	2006 £m
Gross claims and benefits incurred under insurance contracts	520	588
Reinsurers’ share of claims incurred	(28)	(13)

Net claims and benefits incurred under insurance contracts	492	575

Net claims and benefits incurred under insurance contracts decreased 14% (£83m) to £492m (2006: £575m).

Net claims and benefits incurred under insurance contracts excluding Absa decreased by 19%, principally reflecting lower investment gains attributable to customers in Barclays Wealth.

BARCLAYS PLC

NOTES

7.	Impairment charges and other credit provisions

	2007 £m	2006 £m
Impairment charges on loans and advances
- New and increased impairment allowances	2,871	2,722
- Releases	(338)	(389)
- Recoveries	(227)	(259)

Impairment charges on loans and advances (see note 21)	2,306	2,074

Other credit provisions
Charges/(credits) in respect of undrawn contractually committed facilities and guarantees	476	(6)

Impairment charges on loans and advances and other credit provisions	2,782	2,068

Impairment charges on available for sale assets	13	86

Impairment charges and other credit provisions	2,795	2,154

Impairment charges and other credit provisions on ABS CDO Super Senior and other credit market exposures included above:
- Impairment charges on loans and advances	313	—
- Charges in respect of undrawn facilities	469	—

Impairment charges and other credit provisions on ABS CDO Super Senior and other credit market positions	782	—

Total impairment charges and other credit provisions increased 30% (£641m) to £2,795m (2006: £2,154m).

Impairment charges on loans and advances and other credit provisions increased 35% (£714m) to £2,782m (2006: £2,068m) reflecting charges of £782m against ABS CDO Super Senior and other credit market positions.

Impairment charges on loans and advances and other credit provisions as a percentage of Group total loans and advances increased to 0.71% (2006: 0.65%); total loans and advances grew 23% to £389,290m (2006: £316,561m).

BARCLAYS PLC

NOTES

7.	Impairment charges and other credit provisions (continued)

Retail

Retail impairment charges on loans and advances fell 11% (£204m) to £1,605m (2006: £1,809m). Retail impairment charges as a percentage of period end total loans and advances reduced to 0.98% (2006: 1.30%); total retail loans and advances increased 18% to £164,062m (2006: £139,350m).

Barclaycard impairment charges improved 21% (£229m) to £838m (2006: £1,067m) reflecting reduced flows into delinquency, lower levels of arrears and lower charge-offs in UK Cards. We made changes to our impairment methodologies to standardise our approach and in anticipation of Basel II. The net positive impact of these changes in methodology was offset by the increase in impairment charges in Barclaycard International and secured consumer lending.

Impairment charges in UK Retail Banking decreased by £76m (12%) to £559m (2006: £635m), reflecting lower charges in unsecured Consumer Lending and Local Business driven by improved collection processes, reduced flows into delinquency, lower arrears trends and stable charge-offs. In UK Home Finance, asset quality remained strong and mortgage charges remained negligible. Mortgage delinquencies as a percentage of outstandings remained stable and amounts charged off were low.

Impairment charges in International Retail and Commercial Banking – excluding Absa rose by £38m (93%) to £79m (2006: £41m) reflecting very strong balance sheet growth in 2006 and 2007 and the impact of lower releases in 2007.

Arrears in some of International Retail and Commercial Banking – Absa’s retail portfolios deteriorated in 2007, driven by interest rate increases in 2006 and 2007 resulting in pressure on collections.

Wholesale and corporate

Wholesale and corporate impairment charges on loans and advances increased £436m to £701m (2006: £265m). Wholesale and corporate impairment charges as a percentage of period end total loans and advances increased to 0.31% (2006: 0.15%); total loans and advances grew 27% to £225,228m (2006: £177,211m).

Barclays Capital impairment charges and other credit provisions of £846m included a charge of £782m against ABS CDO Super Senior and other credit market exposures and £58m net of fees relating to drawn leveraged finance positions.

The impairment charge in Barclays Commercial Bank increased £38m (15%) to £290m (2006: £252m), primarily due to higher impairment charges in Larger Business, partially offset by a lower charge in Medium Business due to a tightening of the lending criteria.

BARCLAYS PLC

NOTES

8.	Operating expenses

	2007 £m	2006 £m
Staff costs (refer to page 40)	8,405	8,169
Administrative expenses	3,978	3,980
Depreciation	467	455
Impairment loss - property and equipment and intangible assets	16	21
Operating lease rentals	414	345
Gain on property disposals	(267)	(432)
Amortisation of intangible assets	186	136

Operating expenses	13,199	12,674

Operating expenses grew 4% (£525m) to £13,199m (2006: £12,674m). The increase was driven by growth of 3% (£236m) in staff costs to £8,405m (2006: £8,169m) and lower gains on property disposals.

Administrative expenses remained flat at £3,978m (2006: £3,980m) reflecting good cost control across all businesses.

Operating lease rentals increased 20% (£69m) to £414m (2006: £345m), primarily due to increased property held under operating leases.

Operating expenses were reduced by gains from the sale of property of £267m (2006: £432m) as the Group continued the sale and leaseback of some of its freehold portfolio, principally in UK Banking.

Amortisation of intangible assets increased 37% (£50m) to £186m (2006: £136m) primarily reflecting the amortisation of mortgage servicing rights relating to the acquisition of HomEq in November 2006.

The Group cost:income ratio improved two percentage points to 57% (2006: 59%).

BARCLAYS PLC

NOTES

8.	Operating expenses (continued)

Staff costs

	2007 £m	2006 £m
Salaries and accrued incentive payments	6,993	6,635
Social security costs	508	502
Pension costs
- defined contribution plans	141	128
- defined benefit plans	150	282
Other post retirement benefits	10	30
Other	603	592

Staff costs	8,405	8,169

Staff costs increased 3% (£236m) to £8,405m (2006: £8,169m).

Salaries and accrued incentive payments rose 5% (£358m) to £6,993m (2006: £6,635m), reflecting increased permanent and fixed term staff worldwide.

Defined benefit plans pension costs decreased 47% (£132m) to £150m (2006: £282m). This was mainly due to lower service costs.

Staff numbers

	2007	2006
UK Banking	41,200	42,600
UK Retail Banking	32,800	34,500
Barclays Commercial Bank	8,400	8,100
Barclaycard	7,800	8,500
International Retail and Commercial Banking	58,300	47,800
International Retail and Commercial Banking-ex Absa	22,100	13,900
International Retail and Commercial Banking-Absa	36,200	33,900
Barclays Capital	16,200	13,200
Barclays Global Investors	3,400	2,700
Barclays Wealth	6,900	6,600
Head office functions and other operations	1,100	1,200

Total Group permanent staff worldwide	134,900	122,600

Staff numbers are shown on a full-time equivalent basis. Total Group permanent and fixed term contract staff comprised 61,900 (31st December 2006: 62,400) in the UK and 73,000 (31st December 2006: 60,200) internationally.

BARCLAYS PLC

NOTES

8.	Operating expenses (continued)

UK Retail Banking headcount decreased 1,700 to 32,800 (31st December 2006: 34,500), due to efficiency initiatives in back office operations and the transfer of operations personnel to Barclays Commercial Bank. Barclays Commercial Bank headcount increased 300 to 8,400 (31st December 2006: 8,100) due to the transfer of operations personnel from UK Retail Banking and additional investment in front line staff to drive improved geographical coverage.

Barclaycard staff numbers decreased 700 to 7,800 (31st December 2006: 8,500), due to efficiency initiatives implemented across the UK operation and the sale of part of the Monument card portfolio, partially offset by an increase in the International cards businesses.

International Retail and Commercial Banking staff numbers increased 10,500 to 58,300 (31st December 2006: 47,800). International Retail and Commercial Banking – excluding Absa staff numbers increased 8,200 to 22,100 (31st December 2006: 13,900) due to growth in the distribution network. International Retail and Commercial Banking – Absa staff numbers increased 2,300 to 36,200 (31st December 2006: 33,900), reflecting growth in the business and distribution network.

Barclays Capital staff numbers increased 3,000 to 16,200 (31st December 2006: 13,200) including 800 from the acquisition of EquiFirst. This reflected further investment in the front office, systems development and control functions to support continued business expansion. The majority of organic growth was in Asia Pacific.

Barclays Global Investors staff numbers increased 700 to 3,400 (31st December 2006: 2,700). Headcount increased in all geographical regions and across product groups and the support functions, reflecting continued investment to support further growth.

Barclays Wealth staff numbers increased 300 to 6,900 (31st December 2006: 6,600) principally due to the acquisition of Walbrook and increased client facing professionals.

BARCLAYS PLC

NOTES

9.	Share of post-tax results of associates and joint ventures

	2007 £m	2006 £m
Profit from associates	33	53
Profit/(loss) from joint ventures	9	(7)

Share of post-tax results of associates and joint ventures	42	46

The overall share of post-tax results of associates and joint ventures decreased £4m to £42m (2006: £46m). The share of results from associates decreased £20m mainly due to the sale of FirstCaribbean International Bank (2006: £41m) at the end of 2006, partially offset by an increased contribution from private equity associates. The share of results from joint ventures increased by £16m mainly due to the contribution from private equity entities.

10.	Profit on disposal of subsidiaries, associates and joint ventures

	2007 £m	2006 £m
Profit on disposal of subsidiaries, associates and joint ventures	28	323

The profit on disposal in 2007 relates mainly to the disposal of the Group’s shareholdings in Gabetti Property Solutions (£8m) and Intelenet Global Services (£13m).

11.	Tax

The tax charge for the period was based on a UK corporation tax rate of 30% (2006: 30%). The effective rate of tax for 2007, based on profit before tax, was 28.0% (2006: 27.2%). The effective tax rate differed from 30% as it took account of the different tax rates applied to profits earned outside the UK, non-taxable gains and income and adjustments to prior year tax provisions. The forthcoming change in the UK rate of corporation tax from 30% to 28% on 1st April 2008 led to an additional tax charge in 2007 as a result of its effect on the Group’s net deferred tax asset. The tax charge for the year included £946m (2006: £1,234m) arising in the UK and £1,035m (2006: £707m) arising overseas. The effective tax rate for 2007 was higher than the 2006 rate, principally because there was a higher level of profit on disposals of subsidiaries, associates and joint ventures offset by losses or exemptions in 2006.

BARCLAYS PLC

NOTES

12.	Profit attributable to minority interests

	2007 £m	2006 £m
Absa Group Limited	299	262
Preference shares	198	175
Reserve capital instruments	87	92
Upper tier 2 instruments	16	15
Barclays Global Investors minority interests	40	47
Other minority interests	38	33

Profit attributable to minority interests	678	624

13.	Earnings per share

	2007		2006
Profit attributable to equity holders of the parent	£4,417m		£4,571m
Dilutive impact of convertible options	£(25m	)	£(30m	)

Profit attributable to equity holders of the parent including dilutive impact of convertible options	£4,392m		£4,541m

Basic weighted average number of shares in issue	6,410m		6,357m
Number of potential ordinary shares[1]	177m		150m

Diluted weighted average number of shares	6,587m		6,507m

	p		p
Basic earnings per ordinary share	68.9		71.9

Diluted earnings per ordinary share	66.7		69.8

The calculation of basic earnings per share is based on the profit attributable to equity holders of the parent and the weighted average number of shares excluding own shares held in employee benefit trusts and shares held for trading.

The basic and diluted weighted average number of shares in issue in 2007 reflected 336.8 million shares issued on 14th August 2007, 299.5 million of which were repurchased by 31st December 2007. The buyback programme was subsequently completed on 31st January 2008. The weighted average number of shares in issue in 2007 was increased by 54 million shares as a result of this temporary increase.

When calculating the diluted earnings per share, the profit attributable to equity holders of the parent is adjusted for the conversion of outstanding options into shares within Absa Group Limited and Barclays Global Investors UK Holdings Limited. The weighted average number of ordinary shares excluding own shares held in employee benefit trusts and shares held for trading, is adjusted for the effects of all dilutive potential ordinary shares, totalling 177 million (2006: 150 million).

[1]	Potential ordinary shares reflect the dilutive impact of share options outstanding.

BARCLAYS PLC

NOTES

14.	Dividends on ordinary shares

The Board has decided to pay, on 25th April 2008, a final dividend for the year ended 31st December 2007 of 22.5p per ordinary share for shares registered in the books of the Company at the close of business on 7th March 2008. Shareholders who have their dividends paid direct to their bank or building society account will receive a consolidated tax voucher detailing the dividends paid in the 2008-2009 UK tax year in mid-October 2008.

The amount payable for the 2007 final dividend based on the number of shares outstanding at 31st December 2007 would be £1,485m (2006: £1,307m). This amount excludes £45m payable on own shares held by employee benefit trusts (2006: £33m).

For qualifying US and Canadian resident ADR holders, the final dividend of 22.5p per ordinary share becomes 90p per ADS (representing four shares). The ADR depositary will mail the dividend on 25th April 2008 to ADR holders on the record on 7th March 2008.

For qualifying Japanese shareholders, the final dividend of 22.5p per ordinary share will be distributed in mid-May to shareholders on the record on 7th March 2008.

Shareholders may have their dividends reinvested in Barclays PLC shares by participating in the Barclays Dividend Reinvestment Plan. The plan is available to all shareholders, including members of Barclays Sharestore, provided that they neither live in nor are subject to the jurisdiction of any country where their participation in the plan would require Barclays or The Plan Administrator to take action to comply with local government or regulatory procedures or any similar formalities. Any shareholder wishing to obtain details and a form to join the plan should contact The Plan Administrator by writing to: The Plan Administrator to Barclays, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA; or, by telephoning 0871 384 2055 (calls to this number are charged at 8p per minute if using a BT landline. Other telephony provider costs may vary). The completed form should be returned to The Plan Administrator on or before 4th April 2008 for it to be effective in time for the payment of the dividend on 25th April 2008. Shareholders who are already in the plan need take no action unless they wish to change their instructions in which case they should write to The Plan Administrator.

15.	Assets held in respect of linked liabilities to customers under investment contracts/liabilities to customers under investment contracts

	2007 £m	2006 £m
Non-trading financial instruments fair valued through profit and loss held in respect of linked liabilities	90,851	82,798
Cash and bank balances within the funds	1,788	1,839

Assets held in respect of linked liabilities to customers under investment contracts	92,639	84,637

Liabilities arising from investment contracts	(92,639)	(84,637)

BARCLAYS PLC

NOTES

16.	Derivative financial instruments

The tables below analyse the contract or underlying principal and the fair value of derivative financial instruments held for trading and hedging purposes. Derivatives are measured at fair value and the resultant profits and losses from derivatives held for trading purposes are included in net trading income. Where derivatives are held for hedging purposes and meet the criteria specified in IAS 39, the Group applies hedge accounting as appropriate to the risks being hedged.

	Contract notional amount £m	2007 Fair value
		Assets £m	Liabilities £m
Derivatives designated as held for trading
Foreign exchange derivatives	2,208,369	30,348	(30,300)
Interest rate derivatives	23,608,949	139,940	(138,426)
Credit derivatives	2,472,249	38,696	(35,814)
Equity and stock index and commodity derivatives	910,328	37,966	(42,838)

Total derivative assets/(liabilities) held for trading	29,199,895	246,950	(247,378)

Derivatives designated in hedge accounting relationships
Derivatives designated as cash flow hedges	55,292	458	(437)
Derivatives designated as fair value hedges	23,952	462	(328)
Derivatives designated as hedges of net investments	12,620	218	(145)

Total derivative assets/(liabilities) designated in hedge accounting relationships	91,864	1,138	(910)

Total recognised derivative assets/(liabilities)	29,291,759	248,088	(248,288)

BARCLAYS PLC

NOTES

16.	Derivative financial instruments (continued)

	Contract notional amount £m	2006 Fairvalue
		Assets £m	Liabilities £m
Derivatives designated as held for trading
Foreign exchange derivatives	1,500,774	22,026	(21,745)
Interest rate derivatives	17,666,353	76,010	(75,854)
Credit derivatives	1,224,548	9,275	(8,894)
Equity and stock index and commodity derivatives	495,080	29,962	(33,253)

Total derivative assets/(liabilities) held for trading	20,886,755	137,273	(139,746)

Derivatives designated in hedge accounting relationships
Derivatives designated as cash flow hedges	63,895	132	(401)
Derivatives designated as fair value hedges	19,489	298	(441)
Derivatives designated as hedges of net investments	12,050	650	(109)

Total derivative assets/(liabilities) designated in hedge accounting relationships	95,434	1,080	(951)

Total recognised derivative assets/(liabilities)	20,982,189	138,353	(140,697)

Total derivative notionals have grown over the period primarily due to increases in the volume of fixed income derivatives, reflecting the continued growth in client based activity and increased use of electronic trading platforms in Europe and the US. Interest rate and credit derivative values have also increased significantly, largely due to growth in the market for these products.

Derivative assets and liabilities subject to counterparty netting agreements amounted to £199bn (31st December 2006: £102bn). Additionally, we held £17bn (31st December 2006: £8bn) of collateral against the net derivative assets exposure.

BARCLAYS PLC

NOTES

17.	Fair value measurement of financial instruments

Where a financial instrument is stated at fair value, this is determined by reference to the quoted price in an active market wherever possible. Where no such active market exists for the particular asset or liability, the Group uses an appropriate valuation technique to arrive at the fair value.

Fair value amounts can be analysed into the following categories:

Unadjusted quoted prices in active markets where the quoted price is readily available and the price represents actual and regularly occurring market transactions on an arm’s length basis.

Valuation techniques based on market observable inputs. Such techniques may include:

•	using recent arm’s length market transactions;

•	reference to the current fair value of similar instruments;

•	discounted cash flow analysis, pricing models or other techniques commonly used by market participants.

Valuation techniques used above, but which include significant inputs that are not observable. On initial recognition of financial instruments measured using such techniques the transaction price is deemed to provide the best evidence of fair value for accounting purposes.

The following tables set out the total financial instruments stated at fair value as at 31st December 2007 and those fair values which include unobservable inputs.

	Unobservable inputs £m	Total £m
Assets stated at fair value
Trading portfolio assets	4,457	193,691
Financial assets designated at fair value:
- held on own account	16,819	56,629
- held in respect of linked liabilities to customers under investment contracts	—	90,851
Derivative financial instruments	2,707	248,088
Available for sale financial investments	810	43,072

Total	24,793	632,331

	Unobservable inputs £m	Total £m
Liabilities stated at fair value
Trading portfolio liabilities	42	65,402
Financial liabilities designated at fair value	6,172	74,489
Liabilities to customers under investment contracts	—	92,639
Derivative financial instruments	4,382	248,288

Total	10,596	480,818

BARCLAYS PLC

NOTES

17.	Fair value measurement of financial instruments (continued)

The amount that has yet to be recognised in income that relates to the difference between the transaction price (the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, less amounts subsequently recognised, was as follows:

	2007 £m	2006 £m
At 1st January	534	260
Additions in year	134	359
Amortisation and releases in the year	(514)	(85)

At 31st December	154	534

BARCLAYS PLC

NOTES

18.	Barclays Capital credit market positions

Barclays Capital credit market exposures resulted in net losses of £1,635m in 2007, due to dislocations in the credit markets. The net losses primarily related to ABS CDO super senior exposures, with additional losses from other credit market exposures partially offset by gains from the general widening of credit spreads on issued notes held at fair value.

Credit market exposures in this note are stated relative to comparatives as at 30th June 2007, being the reporting date immediately prior to the credit market dislocations.

	As at
	31.12.2007 £m	30.06.2007 £m
ABS CDO Super Senior
High Grade	4,869	6,151
Mezzanine	1,149	1,629

Exposure before hedging	6,018	7,780
Hedges	(1,347)	(348)

Net ABS CDO Super Senior	4,671	7,432

Other US sub-prime
Whole loans	3,205	2,900
Other direct and indirect exposures	1,832	3,146

Other US sub-prime	5,037	6,046

Alt-A	4,916	3,760

Monoline insurers	1,335	140

Commercial mortgages	12,399	8,282

SIV-lite liquidity facilities	152	692

Structured investment vehicles	590	925

ABS CDO Super Senior exposure

ABS CDO Super Senior net exposure was £4,671m (30th June 2007: £7,432m). Exposures are stated net of writedowns and charges of £1,412m (30th June 2007: £56m) and hedges of £1,347m (30th June 2007: £348m).

The collateral for the ABS CDO Super Senior exposures primarily comprised Residential Mortgage Backed Securities (RMBS). 79% of the RMBS sub-prime collateral comprised 2005 or earlier vintage mortgages. On ABS CDO super senior exposures, the combination of subordination, hedging and writedowns provide protection against loss levels to 72% on US sub-prime collateral as at 31st December 2007. None of the above hedges of ABS CDO Super Senior exposures as at 31st December 2007 were held with monoline insurer counterparties.

BARCLAYS PLC

NOTES

18.	Barclays Capital credit market positions (continued)

Other credit market exposures

Barclays Capital held other exposures impacted by the turbulence in credit markets, including: whole loans and other direct and indirect exposures to US sub-prime and Alt-A borrowers; exposures to monoline insurers; and commercial mortgage backed securities. The net losses in 2007 from these exposures were £823m.

Other US sub-prime whole loan and net trading book exposure was £5,037m (30th June 2007: £6,046m). Whole loans included £2,843m (30th June 2007: £1,886m) acquired since the acquisition of EquiFirst in March 2007, all of which were subject to Barclays underwriting criteria. As at 31st December 2007 the average loan-to-value of these EquiFirst loans was 80% with less than 3% at above 95% loan to value. 99% of the EquiFirst inventory was first lien.

Net exposure to the Alt-A market was £4,916m (30th June 2007: £3,760m), through a combination of securities held on the balance sheet including those held in consolidated conduits and residuals. Alt-A exposure is generally to borrowers of a higher credit quality than sub-prime borrowers. As at 31st December 2007, 99% of the Alt-A whole loan exposure was performing, and the average loan to value ratio was 81%. 96% of the Alt-A securities held were rated AAA or AA.

Barclays Capital held assets with insurance protection or other credit enhancement from monoline insurers. The value of exposure to monoline insurers under these contracts was £1,335m (30th June 2007: £140m). There were no claims due under these contracts as none of the underlying assets were in default.

Exposures in our commercial mortgage backed securities business comprised commercial real estate loans of £11,103m (30th June 2007: £7,653m) and commercial mortgage backed securities of £1,296m (30th June 2007: £629m). The loan exposures were 54% US and 43% European. The US exposures had an average loan to value of 65% and the European exposures had an average loan to value of 71%. 87% of the commercial mortgage backed securities held as at 31st December 2007 were AAA or AA rated.

Loans and advances to customers included £152m (30th June 2007: £692m) of drawn liquidity facilities in respect of SIV-lites. Total exposure to other structured investment vehicles, including derivatives, undrawn commercial paper backstop facilities and bonds held in trading portfolio assets was £590m (30th June 2007: £925m).

Leveraged Finance

At 31st December 2007, drawn leveraged finance positions were £7,368m (30th June 2007: £7,317m). The positions were stated net of fees of £130m and impairment of £58m driven by widening of corporate credit spreads.

Own Credit

At 31st December 2007, Barclays Capital had issued notes held at fair value of £57,162m (30th June 2007: £44,622m). The general widening of credit spreads affected the carrying value of these notes and as a result revaluation gains of £658m were recognised in trading income.

BARCLAYS PLC

NOTES

19.	Loans and advances to banks

	2007 £m	2006 £m
By geographical area
United Kingdom	5,518	6,229
Other European Union	11,102	8,513
United States	13,443	9,056
Africa	2,581	2,219
Rest of the World	7,479	4,913

	40,123	30,930
Less: Allowance for impairment	(3)	(4)

Total loans and advances to banks	40,120	30,926

BARCLAYS PLC

NOTES

20.	Loans and advances to customers

	2007 £m	2006 £m
Retail business	164,062	139,350
Wholesale and corporate business	185,105	146,281

	349,167	285,631
Less: Allowances for impairment	(3,769)	(3,331)

Total loans and advances to customers	345,398	282,300

By geographical area
United Kingdom	190,347	170,518
Other European Union	56,533	43,430
United States	40,300	25,677
Africa	39,167	31,691
Rest of the World	22,820	14,315

	349,167	285,631
Less: Allowance for impairment	(3,769)	(3,331)

Total loans and advances to customers	345,398	282,300

By industry
Financial institutions	71,160	45,954
Agriculture, forestry and fishing	3,319	3,997
Manufacturing	16,974	15,451
Construction	5,423	4,056
Property	17,018	16,528
Government	2,036	2,426
Energy and water	8,632	6,810
Wholesale and retail distribution and leisure	17,768	15,490
Transport	6,258	5,586
Postal and communication	5,404	2,180
Business and other services	30,363	26,999
Home loans	112,087	94,635
Other personal	41,535	35,377
Finance lease receivables	11,190	10,142

	349,167	285,631
Less: Allowance for impairment	(3,769)	(3,331)

Total loans and advances to customers	345,398	282,300

The industry classifications have been prepared at the level of the borrowing entity. This means that a loan to the subsidiary of a major corporation is classified by the industry in which that subsidiary operates even though the parent’s predominant business may be a different industry.

BARCLAYS PLC

NOTES

21.	Allowance for impairment on loans and advances

	2007 £m	2006 £m
At beginning of year	3,335	3,450
Acquisitions and disposals	(73)	(23)
Exchange and other adjustments	53	(153)
Unwind of discount	(113)	(98)
Amounts written off (see below)	(1,963)	(2,174)
Recoveries (see below)	227	259
Amounts charged against profit (see below)	2,306	2,074

At end of year	3,772	3,335

Amounts written off
United Kingdom	(1,530)	(1,746)
Other European Union	(143)	(74)
United States	(145)	(46)
Africa	(145)	(264)
Rest of the World	—	(44)

	(1,963)	(2,174)

Recoveries
United Kingdom	154	178
Other European Union	32	18
United States	7	22
Africa	34	33
Rest of the World	—	8

	227	259

New and increased impairment allowances
United Kingdom	1,960	2,253
Other European Union	192	182
United States	431	60
Africa	268	209
Rest of the World	20	18

	2,871	2,722

Less: Releases of impairment allowance
United Kingdom	(213)	(195)
Other European Union	(37)	(72)
United States	(50)	(26)
Africa	(20)	(33)
Rest of the World	(18)	(63)

	(338)	(389)

Recoveries	(227)	(259)

Total impairment charges on loans and advances	2,306	2,074

BARCLAYS PLC

NOTES

21.	Allowance for impairment on loans and advances (continued)

	2007 £m	2006 £m
Allowance
United Kingdom	2,526	2,477
Other European Union	344	311
United States	356	100
Africa	514	417
Rest of the World	32	30

At end of year	3,772	3,335

BARCLAYS PLC

NOTES

22.	Potential credit risk loans

	2007 £m	2006 £m
Impaired loans
- Loans and advances	5,230	4,444
- ABS CDO Super Senior	3,344	—

	8,574	4,444
Accruing loans which are contractually overdue
90 days or more as to principal or interest	794	598
Impaired and restructured loans	273	46

Credit risk loans[1]	9,641	5,088
Potential problem loans
- Loans and advances	846	761
- ABS CDO Super Senior and SIV-lites	951	—

	1,797	761

Potential credit risk loans	11,438	5,849

Geographical split
Impaired loans:
United Kingdom	3,605	3,340
Other European Union	472	410
United States	3,703	129
Africa	757	535
Rest of the World	37	30

Total	8,574	4,444

Accruing loans which are contractually overdue 90 days or more as to principal or interest
United Kingdom	676	516
Other European Union	79	58
United States	10	3
Africa	29	21
Rest of the World	—	—

Total	794	598

[1]

The term credit risk loans has replaced non-performing loans as the collective term for impaired loans, accruing loans which are more than 90 days past due and impaired and restructured loans. This recognises the fact that the impaired loans category may include loans which, while impaired, are still performing.

BARCLAYS PLC

NOTES

22.	Potential credit risk loans (continued)

	2007 £m	2006 £m
Impaired and restructured loans
United Kingdom	179	—
Other European Union	14	10
United States	38	22
Africa	42	14
Rest of the World	—	—

Total	273	46

Credit risk loans
United Kingdom	4,460	3,856
Other European Union	565	478
United States	3,751	154
Africa	828	570
Rest of the World	37	30

Total	9,641	5,088

Potential problem loans
United Kingdom	419	465
Other European Union	59	32
United States	964	21
Africa	355	240
Rest of the World	—	3

Total	1,797	761

Potential credit risk loans
United Kingdom	4,879	4,321
Other European Union	624	510
United States	4,715	175
Africa	1,183	810
Rest of the World	37	33

Total	11,438	5,849

BARCLAYS PLC

NOTES

22.	Potential credit risk loans (continued)

	2007%	2006%
Allowance coverage of credit risk loans
United Kingdom	56.6	64.2
Other European Union	60.9	65.1
United States	9.5	64.9
Africa	62.1	73.2
Rest of the World	86.5	100.0

Total	39.1	65.6

	%	%
Allowance coverage of potential credit risk loans
United Kingdom	51.8	57.3
Other European Union	55.1	61.0
United States	7.6	57.1
Africa	43.4	51.5
Rest of the World	86.5	91.0

Total	33.0	57.0

	%	%
Allowance coverage of credit risk loans:
Retail	55.8	65.6
Wholesale and corporate	24.9	65.5

Total	39.1	65.6

Total excluding ABS CDO Super Senior exposure	55.6	65.6

	%	%
Allowance coverage of potential credit risk loans:
Retail	51.0	59.8
Wholesale and corporate	19.7	50.6

Total	33.0	57.0

Total excluding ABS CDO Super Senior exposure	49.0	57.0

Allowance coverage of credit risk loans and potential credit risk loans excluding the drawn ABS CDO Super Senior exposure decreased to 55.6% (31st December 2006: 65.6%) and 49.0% (31st December 2006: 57.0%), respectively. The decrease in these ratios reflected a change in the mix of credit risk loans and potential credit risk loans: unsecured retail exposures, where the recovery outlook is relatively low, decreased as a proportion of the total as the collections and underwriting processes were improved. Secured retail and wholesale and corporate exposures, where the recovery outlook is relatively high, increased as a proportion of credit risk loans and potential credit risk loans.

Allowance coverage of ABS CDO Super Senior credit risk loans was low relative to allowance coverage of other credit risk loans since substantial protection against loss is also provided by subordination and hedges. On ABS CDO super senior exposures, the combination of subordination, hedging and writedowns provide protection against loss levels to 72% on US sub-prime collateral as at 31st December 2007.

BARCLAYS PLC

NOTES

23.	Available for sale financial investments

	2007 £m	2006 £m
Debt securities	38,673	47,912
Equity securities	1,676	1,371
Treasury bills and other eligible bills	2,723	2,420

	43,072	51,703

24.	Other assets

	2007 £m	2006 £m
Sundry debtors	4,042	4,298
Prepayments	551	658
Accrued income	400	722
Insurance assets, including unit linked assets	157	172

	5,150	5,850

25.	Other liabilities

	2007 £m	2006 £m
Obligations under finance leases payable	83	92
Sundry creditors	4,341	4,118
Accruals and deferred income	6,075	6,127

	10,499	10,337

26.	Provisions

	2007 £m	2006 £m
Redundancy and restructuring	82	102
Undrawn contractually committed facilities and guarantees	475	46
Onerous contracts	64	71
Sundry provisions	209	243

	830	462

BARCLAYS PLC

NOTES

27.	Retirement benefit liabilities

The Group’s IAS 19 pension surplus across all schemes as at 31st December 2007 was £393m (31st December 2006: deficit of £817m). There are net recognised liabilities of £1,501m (31st December 2006: £1,719m) and unrecognised actuarial gains of £1,894m (31st December 2006: £902m). The net recognised liabilities comprised retirement benefit liabilities of £1,537m (31st December 2006: £1,807m) and assets of £36m (31st December 2006: £88m).

The Group’s IAS 19 pension surplus in respect of the main UK scheme as at 31st December 2007 was £668m (31st December 2006: deficit of £475m). Among the reasons for the movement of £1,143m was the increase in AA long-term corporate bond yields which resulted in a higher discount rate of 5.82% (31st December 2006: 5.12%), partially offset by lower than expected returns and an increase in the inflation assumption to 3.45% (31st December 2006: 3.08%).

BARCLAYS PLC

NOTES

28.	Total shareholders’ equity

	2007 £m	2006 £m
Called up share capital	1,651	1,634
Share premium account	56	5,818
Available for sale reserve	154	132
Cash flow hedging reserve	26	(230)
Capital redemption reserve	384	309
Other capital reserve	617	617
Currency translation reserve	(307)	(438)
Other reserves	874	390
Retained earnings	20,970	12,169
Less: Treasury shares	(260)	(212)

Shareholders’ equity excluding minority interests	23,291	19,799

Preference shares	4,744	3,414
Reserve capital instruments	1,906	1,906
Upper tier 2 instruments	586	586
Absa minority interests	1,676	1,451
Other minority interests	273	234
Minority interests	9,185	7,591

Total shareholders’ equity	32,476	27,390

Total shareholders’ equity increased £5,086m to £32,476m (2006: 27,390m).

Called up share capital comprises 6,600 million (2006: 6,535 million) ordinary shares of 25p each and 1 million (2006: 1 million) staff shares of £1 each. Called up share capital increased by £17m representing the nominal value of shares issued to Temasek Holdings, China Development Bank (CDB) and employees under share option plans largely offset by a reduction in nominal value arising from share buy-backs. Share premium reduced by £5,762m; the reclassification of £7,223m to retained earnings resulting from the High Court approved cancellation of share premium was partly offset by additional premium arising on the issuance to CDB and on employee options. The capital redemption reserve increased by £75m representing the nominal value of the share buy-backs.

Retained earnings increased by £8,801m. Increases primarily arose from profit attributable to equity holders of the parent of £4,417m, the reclassification of share premium of £7,223m and the proceeds of the Temasek issuance in excess of nominal value of £941m. Reductions primarily arose from external dividends paid of £2,079m and the total cost of share repurchases of £1,802m.

Movements in other reserves, except the capital redemption reserve, reflect the relevant amounts recorded in the consolidated statement of recognised income and expense on page 71.

Minority interests increased £1,594m to £9,185m (2006: £7,591m). The increase was primarily driven by a preference share issuance of £1,322m and an increase in the minority interest in Absa of £225m.

BARCLAYS PLC

NOTES

29.	Contingent liabilities and commitments

	2007 £m	2006 £m
Acceptances and endorsements	365	287
Guarantees and letters of credit pledged as collateral for security	35,692	31,252
Other contingent liabilities	9,717	7,880

Contingent liabilities	45,774	39,419

Commitments	192,639	205,504

BARCLAYS PLC

NOTES

30.	Legal proceedings

Barclays has for some time been party to proceedings, including a class action, in the United States against a number of defendants following the collapse of Enron; the class action claim is commonly known as the Newby litigation. On 20th July 2006 Barclays received an Order from the United States District Court for the Southern District of Texas Houston Division which dismissed the claims against Barclays PLC, Barclays Bank PLC and Barclays Capital Inc. in the Newby litigation. On 4th December 2006 the Court stayed Barclays dismissal from the proceedings and allowed the plaintiffs to file a supplemental complaint. On 19th March 2007 the United States Court of Appeals for the Fifth Circuit issued its decision on an appeal by Barclays and two other financial institutions contesting a ruling by the District Court allowing the Newby litigation to proceed as a class action. The Court of Appeals held that because no proper claim against Barclays and the other financial institutions had been alleged by the plaintiffs, the case could not proceed against them. The plaintiffs applied to the United States Supreme Court for a review of this decision. On 22 January 2008, the United States Supreme Court denied the plaintiffs’ request for review. Following the Supreme Court’s decision, the District Court ordered a further briefing concerning the status of the plaintiffs’ claims. Barclays plans to seek the dismissal of the plaintiffs’ claims.

Barclays considers that the Enron related claims against it are without merit and is defending them vigorously. It is not possible to estimate Barclays possible loss in relation to these matters, nor the effect that they might have upon operating results in any particular financial period.

Barclays has been in negotiations with the staff of the US Securities and Exchange Commission with respect to a settlement of the Commission’s investigations of transactions between Barclays and Enron. Barclays does not expect that the amount of any settlement with the Commission would have a significant adverse effect on its financial position or operating results.

Like other UK financial services institutions, Barclays faces numerous County Court claims and complaints by customers who allege that its unauthorised overdraft charges either contravene the Unfair Terms in Consumer Contracts Regulations 1999 or are unenforceable penalties or both. Pending resolution of the test case referred to below (the “test case”), existing and new claims in the County Courts are stayed, and there is an FSA waiver of the complaints handling process and a standstill of Financial Ombudsman Service decisions. In July 2007, and by agreement with all parties, the OFT launched the test case by commencing proceedings against seven banks and one building society including Barclays, the first stage of which seeks declarations on two issues of legal principle. The hearing commenced on 17 January 2008. Barclays is defending the test case vigorously. It is not practicable to estimate Barclays possible loss in relation to these matters, nor the effect that they may have upon operating results in any particular financial period.

Barclays is engaged in various other litigation proceedings both in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against it which arise in the ordinary course of business. Barclays does not expect the ultimate resolution of any of the proceedings to which Barclays is party to have a significant adverse effect on the financial position of the Group and Barclays has not disclosed the contingent liabilities associated with these claims either because they cannot reasonably be estimated or because such disclosure could be prejudicial to the conduct of the claims.

BARCLAYS PLC

NOTES

31.	Competition and regulatory matters

The scale of regulatory change remains challenging, arising in part from the implementation of some key European Union (EU) directives. Many changes to financial services legislation and regulation have come into force in recent years and further changes will take place in the near future. Concurrently, there is continuing political and regulatory scrutiny of the operation of the retail banking and consumer credit industries in the UK and elsewhere. The nature and impact of future changes in policies and regulatory action are not predictable and beyond the Group’s control but could have an impact on the Group’s businesses and earnings. In June 2005 an inquiry into retail banking in all of the then 25 Member States was launched by the European Commission’s Directorate General for Competition. The inquiry looked at retail banking in Europe generally. In January 2007 the European Commission announced that the inquiry had identified barriers to competition in certain areas of retail banking, payment cards and payment systems in the EU. The Commission indicated it will use its powers to address these barriers, and will encourage national competition authorities to enforce European and national competition laws where appropriate. Any action taken by the Commission and national competition authorities could have an impact on the payment cards and payment systems businesses of Barclays and on its retail banking activities in the EU countries in which it operates.

In September 2005 the UK Office of Fair Trading (OFT) received a super-complaint from the Citizens Advice Bureau relating to payment protection insurance (PPI). As a result, the OFT commenced a market study on PPI in April 2006. In October 2006, the OFT announced the outcome of the market study and, following a period of consultation, the OFT referred the PPI market to the UK Competition Commission for an in-depth inquiry in February 2007. This inquiry could last for up to two years. Also in October 2006, the UK Financial Services Authority (FSA) published the outcome of its broad industry thematic review of PPI sales practices in which it concluded that some firms fail to treat customers fairly. Barclays has cooperated fully with these investigations and will continue to do so.

In April 2006, the OFT commenced a review of the undertakings given following the conclusion of the Competition Commission inquiry in 2002 into the supply of banking services to small and medium enterprises. Based on the OFT’s report, the Competition Commission issued its final decision on 21st December 2007 and decided to release the UK’s four largest clearing banks (including Barclays) from most of the transitional undertakings given by them in 2002.

The OFT has carried out investigations into Visa and MasterCard credit card interchange rates. The decision by the OFT in the MasterCard interchange case was set aside by the Competition Appeals Tribunal in June 2006. The OFT’s investigation in the Visa interchange case is at an earlier stage and a second MasterCard interchange case is ongoing. The outcome is not known but these investigations may have an impact on the consumer credit industry in general and therefore on Barclays business in this sector. In February 2007 the OFT announced that it was expanding its investigation into interchange rates to include debit cards.

In April 2007, the UK consumer interest association known as Which? submitted a super-complaint to the OFT pursuant to the Enterprise Act 2002. The super-complaint criticises the various ways in which credit card companies calculate interest charges on credit card accounts. In June 2007, the OFT announced a new programme of work with the credit card industry and consumer bodies in order to make the costs of credit cards easier for consumers to understand. This OFT decision follows the receipt by the OFT of the super-complaint from Which? This new work will explore the issues surrounding the costs of credit for credit cards including purchases, cash advances, introductory offers and payment allocation. The OFT’s programme of work is expected to take six months.

BARCLAYS PLC

NOTES

31.	Competition and regulatory matters (continued)

The OFT announced the findings of its investigation into the level of late and over-limit fees on credit cards in April 2006, requiring a response from credit card companies by 31st May 2006. Barclaycard responded by confirming that it would reduce its late and over-limit fees on credit cards from 1st August 2006.

In September 2006, the OFT announced that it had decided to undertake a fact find on the application of its statement on credit card fees to current account unauthorised overdraft fees. The fact find was completed in March 2007. On 29th March 2007, the OFT announced its decision to conduct a formal investigation into the fairness of bank current account charges. The OFT announced a market study into personal current accounts (PCAs) in the UK on 26th April 2007. The market study will look at: (i) whether the provision of “free if in credit” PCAs delivers sufficiently high levels of transparency and value for customers; (ii) the implications for competition and consumers if there were to be a shift away from “free if in credit” PCAs; (iii) the fairness and impact on consumers generally of the incidence, level and consequences of account charges; and (iv) what steps could be taken to improve customers’ ability to secure better value for money, in particular to help customers make more informed current account choices and drive competition. The study will focus on PCAs but will include an examination of other retail banking products, in particular savings accounts, credit cards, personal loans and mortgages in order to take into account the competitive dynamics of UK retail banking. The OFT will publish its interim findings after the test case (see below).

In July 2007, the OFT commenced a test case in the High Court by agreement with Barclays and seven other financial institutions in which the parties seek declarations on two legal issues arising from the banks’ terms and conditions relating to overdraft charges. The test case does not encompass claims from local, medium or larger business customers. The proceedings will run in parallel with the ongoing OFT dual inquiry into unauthorised overdraft charges and PCAs. Please also refer to the “Legal proceedings” section on page 62.

In January 2007, the FSA issued a statement of good practice relating to mortgage exit administration fees. Barclays agreed to charge the fee applicable at the time the customer took out the mortgage, which was one of the options recommended by the FSA.

US laws and regulations require compliance with US economic sanctions, administered by the Office of Foreign Assets Control, against designated foreign countries, nationals and others. HM Treasury regulations similarly require compliance with sanctions adopted by the UK government. Barclays has been conducting an internal review of its conduct with respect to US dollar payments involving countries, persons or entities subject to these sanctions and has been reporting to governmental agencies about the results of that review. Barclays received inquiries relating to these sanctions and certain US dollar payments processed by its New York branch from the New York County District Attorney’s Office and the US Department of Justice, which, along with other authorities, has been reported to be conducting investigations of sanctions compliance by non-US financial institutions. Barclays has responded to those inquiries and is cooperating with regulators, the Department of Justice and the District Attorney’s Office in connection with their investigations of Barclays conduct with respect to sanctions compliance. Barclays has also been keeping the FSA informed of the progress of these investigations and Barclays internal review. Barclays review is ongoing. It is currently not possible to predict the ultimate resolution of the issues covered by Barclays review and the investigations, including the timing and potential financial effect of any resolution, which could be substantial. Barclays does not expect these matters to have a material adverse effect on the financial position of the Group, but it is not possible to estimate the effect they might have upon operating results in any particular financial period.

BARCLAYS PLC

NOTES

32.	Market Risk

Market risk is the risk that Barclays earnings, capital, or ability to meet its business objectives, will be adversely affected by changes in the level or volatility of market rates or prices such as interest rates, credit spreads, commodity prices, equity prices and foreign exchange rates.

Barclays Capital’s market risk exposure, as measured by average total Daily Value at Risk (DVaR), increased by 13% to £42.0m (2006: £37.1m). Interest rate and credit spread risks were broadly unchanged while commodity DVaR and equity DVaR increased by £8.9m and £3.4m respectively. Diversification across risk types remained significant, reflecting the broad product mix. Total DVaR as at 31st December 2007 was £53.9m (31st December 2006: £41.9m), reflecting the increased market volatility in the second half of the year.

Analysis of Barclays Capital’s market risk exposures

The daily average, maximum and minimum values of DVaR were calculated as below:

DVaR

	Twelve Months to 31st December 2007
	Average £m	High[1] £m	Low[1] £m

Interest rate risk	20.0	33.3	12.6
Credit spread risk	24.9	43.3	14.6
Commodity risk	20.2	27.2	14.8
Equity risk	11.2	17.6	7.3
Foreign exchange risk	4.9	9.6	2.9
Diversification effect	(39.2)	n/a	n/a

Total DVaR	42.0	59.3	33.1

	Twelve Months to 31st December 2006
	Average £m	High[1] £m	Low[1] £m

Interest rate risk	20.1	28.8	12.3
Credit spread risk	24.3	33.1	17.9
Commodity risk	11.3	21.6	5.7
Equity risk	7.8	11.6	5.8
Foreign exchange risk	4.0	7.7	1.8
Diversification effect	(30.4)	n/a	n/a

Total DVaR	37.1	43.2	31.3

[1]

The high (and low) DVaR figures reported for each category did not necessarily occur on the same day as the high (and low) DVaR reported as a whole. Consequently a diversification effect number for the high (and low) DVaR figures would not be meaningful and it is therefore omitted from the above table.

BARCLAYS PLC

NOTES

33.	Capital Ratios

	Basel II 2007 £m	Basel I 2007 £m	Basel I 2006 £m
Risk weighted assets:
Banking book
On-balance sheet		231,496	197,979
Off-balance sheet		32,620	33,821
Associated undertakings and joint ventures[1]		1,354	2,072

Total banking book	244,474	265,470	233,872

Trading book
Market risks	39,812	36,265	30,291
Counterparty and settlement risks	41,203	51,741	33,670

Total trading book	81,015	88,006	63,961

Operational risk	28,389

Total risk weighted assets	353,878	353,476	297,833

Capital resources:
Tier 1
Called up share capital	1,651	1,651	1,634
Eligible reserves	22,939	22,526	19,608
Minority interests[2]	10,551	10,551	7,899
Tier 1 notes[3]	899	899	909
Less: intangible assets	(8,191)	(8,191)	(7,045)
Less: deductions from Tier 1 capital[1]	(1,106)	(28)	—

Total qualifying Tier 1 capital	26,743	27,408	23,005

Tier 2
Revaluation reserves	26	26	25
Available for sale-equity gains	295	295	221
Collectively assessed impairment allowances	440	2,619	2,556
Minority Interests	442	442	451
Qualifying subordinated liabilities[4]:
Undated loan capital	3,191	3,191	3,180
Dated loan capital	10,578	10,578	7,603
Less: deductions from Tier 2 capital[1]	(1,106)	(28)	—

Total qualifying Tier 2 capital	13,866	17,123	14,036

Less: Regulatory deductions:
Investments not consolidated for supervisory purposes	(633)	(633)	(982)
Other deductions	(193)	(1,256)	(1,348)

Total deductions	(826)	(1,889)	(2,330)

Total net capital resources	39,783	42,642	34,711

	%	%	%
Equity Tier 1 ratio	5.1	5.0	5.3
Tier 1 ratio	7.6	7.8	7.7
Risk asset ratio	11.2	12.1	11.7

[1]

From 1st January 2007, under the FSA’s Prudential Sourcebook for Banks, Building Societies and Investment Firms, eligible associates are proportionally, rather than fully, consolidated for regulatory purposes and certain deductions are made directly from Tiers 1 and 2 rather than being included in regulatory deductions.

[2]

Includes reserve capital instruments of £3,908m (31st December 2006: £2,765m). Of this amount, £1,118m was issued during 2007. This issue is classified within subordinated liabilities on the consolidated balance sheet.

[3]	Tier 1 notes are included in subordinated liabilities in the consolidated balance sheet.
[4]	Subordinated liabilities included in Tier 2 Capital are subject to limits laid down in the regulatory requirements.

BARCLAYS PLC

NOTES

33.	Capital Ratios (continued)

Basel I

At 31st December 2007, the Tier 1 capital ratio was 7.8% and the risk asset ratio was 12.1%. From 31st December 2006, total net capital resources rose £7.9bn and risk weighted assets increased £55.6bn.

Tier 1 capital rose £4.4bn, including £2.3bn arising from profits attributable to equity holders net of dividends paid. Minority interests within Tier 1 capital increased £2.7bn primarily due to the issuance of reserve capital instruments and preference shares. The deduction for goodwill and intangible assets increased by £1.1bn. Tier 2 capital increased £3.1bn mainly as a result of an increase of £3.0bn of dated loan capital.

Basel II

Barclays commenced calculating its risk weighted assets under the new Basel II Capital framework from 1st January 2008.

Risk weighted assets (RWAs) calculated on a Basel II basis are broadly in line with RWAs calculated on a Basel I basis. A reduction in credit and counterparty RWAs of £31.5bn more than offset the identification of capital equivalent RWAs of £28.4bn attributable to operational risk. The reduced RWAs attributable to credit risk were mainly driven by recognition of the low risk profile of first charge residential mortgages in UK Retail Banking and Absa and the use of internal models to assess exposures to counterparty risk in the trading book. These were partially offset by higher counterparty risk weightings in emerging markets and greater recognition of undrawn commitments.

Compared to Basel I, deductions from Tier 1 and Tier 2 capital under Basel II include additional amounts relating to expected loss and securitisations. For advanced portfolios, any excess of expected loss over impairment allowances is deducted half from Tier 1 and half from Tier 2 capital. Deductions relating to securitisation transactions, which are made from total capital under Basel I, are deducted half from Tier 1 and half from Tier 2 capital under Basel II.

For portfolios treated under the standardised approach, the inclusion of collectively assessed impairment allowances in Tier 2 capital remains the same under Basel II. Collectively assessed impairment allowances against exposures treated under Basel II advanced approaches are not eligible for direct inclusion in Tier 2 capital.

BARCLAYS PLC

NOTES

34.	Reconciliation of regulatory capital

Capital is defined differently for accounting and regulatory purposes. A reconciliation of shareholders’ equity for accounting purposes to called up share capital and eligible reserves for regulatory purposes is set out below:

	2007 £m	2006 £m
Shareholders’ equity excluding minority interests	23,291	19,799

Available for sale reserve	(154)	(132)
Cash flow hedging reserve	(26)	230
Adjustments to retained earnings
Defined benefit pension scheme	1,053	1,165
Additional companies in regulatory consolidation and non-consolidated companies	(281)	(498)
Foreign exchange on RCIs and upper Tier 2 loan stock	478	504
Adjustment for own credit	(461)	—
Other adjustments	277	174

Called up share capital and eligible reserves for regulatory purposes	24,177	21,242

Under Basel II, called up share capital and eligible reserves for regulatory purposes included £413m of additional eligible reserves compared to Basel I.

BARCLAYS PLC

NOTES

35.	Total assets and risk weighted assets

Total assets

	2007 £m	2006 £m
UK Banking	161,777	147,576
UK Retail Banking	87,833	81,692
Barclays Commercial Bank	73,944	65,884
Barclaycard	22,164	20,082
International Retail and Commercial Banking	89,457	68,588
International Retail and Commercial Banking-ex Absa	52,204	38,191
International Retail and Commercial Banking-Absa	37,253	30,397
Barclays Capital	839,662	657,922
Barclays Global Investors	89,224	80,515
Barclays Wealth	18,024	15,022
Head office functions and other operations	7,053	7,082
	1,227,361	996,787

Risk weighted assets1

	2007 £m	2006 £m
UK Banking	99,836	92,981
UK Retail Banking	45,992	43,020
Barclays Commercial Bank	53,844	49,961
Barclaycard	19,929	17,035
International Retail and Commercial Banking	53,269	40,810
International Retail and Commercial Banking-ex Absa	29,667	20,082
International Retail and Commercial Banking-Absa	23,602	20,728
Barclays Capital	169,124	137,635
Barclays Global Investors	1,994	1,375
Barclays Wealth	7,692	6,077
Head office functions and other operations	1,632	1,920
	353,476	297,833

[1]	Risk weighted assets are calculated under Basel I

BARCLAYS PLC

NOTES

35.	Total assets and risk weighted assets (continued)

Total assets increased 23% to £1,227.4bn (2006: £996.8bn). Risk weighted assets increased 19% to £353.5bn (31st December 2006: £297.8bn). Loans and advances to customers that have been securitised increased £4.3bn to £28.7bn (31st December 2006: £24.4bn). The increase in risk weighted assets since 2006 reflected a rise of £31.6bn in the banking book and a rise of £24.0bn in the trading book.

UK Retail Banking total assets increased 7% to £87.8bn (31st December 2006: £81.7bn). This was mainly attributable to growth in mortgage balances. Risk weighted assets increased by 7% to £46.0bn (31st December 2006: £43.0bn) with growth in mortgages partially offset by an increase in securitised balances and other reductions.

Barclays Commercial Bank total assets grew 12% to £73.9bn (31st December 2006: £65.9bn) driven by growth across lending products. Risk weighted assets increased 8% to £53.8bn (31st December 2006: £50.0bn), reflecting asset growth partially offset by increased regulatory netting and an increase in securitised balances.

Barclaycard total assets increased 10% to £22.2bn (31st December 2006: £20.1bn). Risk weighted assets increased 17% to £19.9bn (31st December 2006: £17.0bn), primarily reflecting the increase in total assets, redemption of securitisation transactions, partially offset by changes to the treatment of regulatory associates and the sale of part of the Monument card portfolio.

International Retail and Commercial Banking - excluding Absa total assets grew 37% to £52.2bn (31st December 2006: £38.2bn). This growth was mainly driven by increases in retail mortgages and unsecured lending in Western Europe and increases in unsecured lending in Emerging Markets. Risk weighted assets increased 48% to £29.7bn (31st December 2006: £20.1bn), reflecting asset growth and a change in product mix.

International Retail and Commercial Banking - Absa total assets increased 23% to £37.3bn (31st December 2006: £30.4bn), primarily driven by increases in mortgages and commercial property finance. Risk weighted assets increased 14% to £23.6bn (31st December 2006: £20.7bn), reflecting balance sheet growth.

Barclays Capital total assets rose 28% to £839.7bn (31st December 2006: £657.9bn). Derivative assets increased £109.3bn primarily due to movements across a range of market indices. This was accompanied by a corresponding increase in derivative liabilities. The increase in non-derivative assets reflects an expansion of the business across a number of asset classes, combined with an increase in drawn leveraged loan positions and mortgage-related assets. Risk weighted assets increased 23% to £169.1bn (31st December 2006: £137.6bn) reflecting growth in fixed income, equities and credit derivatives.

Barclays Global Investors total assets increased 11% to £89.2bn (31st December 2006: £80.5bn), mainly attributable to growth in certain asset management products recognised as investment contracts. The majority of total assets relates to asset management products with equal and offsetting balances reflected within liabilities to customers. Risk weighted assets increased 43% to £2.0bn (31st December 2006: £1.4bn) mainly attributable to overall growth in the balance sheet and the mix of securities lending activity.

Barclays Wealth total assets increased 20% to £18.0bn (31st December 2006: £15.0bn) reflecting strong growth in lending to high net worth, affluent and intermediary clients. Risk weighted assets increased 26% to £7.7bn (31st December 2006: £6.1bn) reflecting the increase in lending.

Head office functions and other operations total assets remained flat at £7.1bn (31st December 2006: £7.1bn). Risk weighted assets decreased 16% to £1.6bn (31st December 2006: £1.9bn).

BARCLAYS PLC

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

	2007 £m	2006 £m
Net movements in available for sale reserve	2	(140)
Net movements in cash flow hedging reserve	359	(487)
Net movements in currency translation reserve	54	(781)
Tax	54	253
Other movements	22	25

Amounts included directly in equity	491	(1,130)
Profit after tax	5,095	5,195

Total recognised income and expense	5,586	4,065

Attributable to:
Equity holders of the parent	4,854	3,682
Minority interests	732	383

	5,586	4,065

The consolidated statement of recognised income and expense reflects all items of income and expense for the period, including items taken directly to equity. Movements in individual reserves are shown including amounts which relate to minority interests; the impact of such amounts is then reflected in the amount attributable to such interests. Movements in individual reserves are also shown on a pre-tax basis with any related tax recorded on the separate tax line.

The available for sale reserve reflects gains or losses arising from the change in fair value of available for sale financial assets except for items recorded in the income statement which are: impairment losses; gains or losses transferred to the income statement due to fair value hedge accounting; and foreign exchange gains or losses on monetary items such as debt securities. When an available for sale asset is impaired or derecognised, the cumulative gain or loss previously recognised in the available for sale reserve is transferred to the income statement. The transfer of net gains to the income statement, primarily on disposal of assets, was offset by the recognition of net unrealised gains from changes in fair value.

Cash flow hedging aims to minimise exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction that could affect profit or loss. The portion of the gain or loss on the hedging instrument that is deemed to be an effective hedge is recognised in the cash flow hedging reserve. The gains and losses deferred in this reserve will be transferred to the income statement in the same period or periods during which the hedged item is recognised in the income statement. The movement in 2007 reflects the transfer of net losses to the income statement and the recognition of net unrealised gains from changes in the fair value of the hedging instruments.

Exchange differences arising on the net investments in foreign operations and effective hedges of net investments are recognised in the currency translation reserve and transferred to the income statement on the disposal of the net investment. The movement in 2007 primarily reflects the impact of changes in the value of the Euro on net investments partially offset by the impact of changes in the value of the US Dollar on net investments and other currency movements on net investments which are hedged on a post-tax basis. The Euro and US Dollar net investments are economically hedged through Euro-denominated and US Dollar-denominated preference share capital, which is not revalued for accounting purposes.

BARCLAYS PLC

SUMMARY CONSOLIDATED CASH FLOW STATEMENT

	2007 £m	2006 £m
Net cash flow from operating activities	(10,747)	10,047
Net cash flow from investing activities	10,064	(1,154)
Net cash flow from financing activities	3,358	692
Effects of exchange rate on cash and cash equivalents	(550)	562

Net increase in cash and cash equivalents	2,125	10,147
Cash and cash equivalents at beginning of period	30,952	20,805

Cash and cash equivalents at end of period	33,077	30,952

BARCLAYS PLC

PERFORMANCE MANAGEMENT

Performance relative to the 2004 to 2007 goal period

Barclays uses goals to drive performance. At the end of 2003, Barclays established a set of four year performance goals for the period 2004 to 2007 inclusive. The primary goal was to achieve top quartile Total Shareholder Return (TSR) relative to a peer group1 of financial services companies. TSR is defined as the value created for shareholders through share price appreciation, plus reinvested dividend payments. The peer group is regularly reviewed to ensure that it remains aligned to our business mix and the direction and scale of our ambition.

Barclays delivered Total Shareholder Return (TSR) of 20.4% for the goal period and was positioned 8th within its peer group (third quartile) for the goal period commencing 1st January 2004.

[1]

Peer group for 2007 and 2006: Banco Santander, BBVA, BNP Paribas, Citigroup, Deutsche Bank, HBOS, HSBC, JP Morgan Chase, Lloyds TSB, Royal Bank of Scotland and UBS. In 2007 Banco Santander replaced ABN Amro in the peer group.

BARCLAYS PLC

PERFORMANCE MANAGEMENT

Risk Tendency

As part of its credit risk management system, the Group uses a model-based methodology to assess the point-in-time expected loss of credit portfolios across different customer categories. The approach is termed Risk Tendency and applies to credit exposures not already reported as Credit Risk Loans for both wholesale and retail sectors. Risk Tendency models provide statistical estimates of average expected loss levels for a rolling 12-month period based on averages in the ranges of possible losses expected from each of the current portfolios. This contrasts with impairment charges as required under accounting standards, which derive almost entirely from Credit Risk Loans where there is objective evidence of actual impairment as at the balance sheet date.

Since Risk Tendency and impairment allowances are calculated for different parts of the portfolio, for different purposes and on different bases, Risk Tendency does not predict loan impairment. Risk Tendency is provided to present a view of the evolution of the scale and quality of the credit portfolios.

	2007 £m	2006 £m
UK Banking	775	790
UK Retail Banking	470	500
Barclays Commercial Bank	305	290
Barclaycard	945	1,135
International Retail and Commercial Banking	475	220
International Retail and Commercial Banking-ex Absa	220	75
International Retail and Commercial Banking-Absa	255	145
Barclays Capital	140	95
Barclays Wealth	10	10
Transition Businesses[1]	10	10

	2,355	2,260

Risk Tendency increased 4% (£95m) to £2,355m (31st December 2006: £2,260m), significantly less than the 23% growth in the Group’s loans and advances balances. This relatively small rise in Risk Tendency reflected, in particular, the improving profile of the UK unsecured loan book. Other factors influencing Risk Tendency included: methodology changes in Barclaycard; UK Retail Banking and International Retail and Commercial Banking - Absa; the sale of part of the Monument portfolio; and a maturing credit risk profile in the international card portfolios.

UK Retail Banking Risk Tendency decreased £30m to £470m (31st December 2006: £500m). This reflected an improvement in the credit risk profile in the UK unsecured consumer lending portfolios, partially offset by the impact of methodology changes and asset growth.

Risk Tendency in Barclays Commercial Bank increased £15m to £305m (31st December 2006: £290m). This reflected some growth in loan balances offset by improvements in the credit risk profile.

Barclaycard Risk Tendency decreased £190m to £945m (31st December 2006: £1,135m). This reflected improvement in the credit risk profile of UK cards, the sale of part of the Monument portfolio and methodology changes in UK cards, partially offset by asset growth in the international portfolios.

Risk Tendency at International Retail and Commercial Banking - excluding Absa increased £145m to £220m (31st December 2006: £75m), reflecting an increase to the risk profile and balance sheet growth in Emerging Markets and Western Europe.

[1]	Included within Head office functions and other operations

BARCLAYS PLC

PERFORMANCE MANAGEMENT

Risk Tendency (continued)

In International Retail and Commercial Banking - Absa, the increase of £110m in Risk Tendency to £255m (31st December 2006: £145m) included a change to the methodology following the introduction of Basel compliant, Probability of Default, Exposure at Default and Loss Given Default models.

Risk Tendency in Barclays Capital increased £45m to £140m (31st December 2006: £95m) primarily due to drawn leveraged loan positions. The drawn liquidity facilities on ABS CDO Super Senior positions are classified as credit risk loans and therefore no Risk Tendency is calculated on them.

BARCLAYS PLC

ADDITIONAL INFORMATION

Group reporting changes in 2007

Barclays announced on 19th June 2007 the impact of certain changes in Group Structure and reporting on the 2006 results. There was no impact on the Group income statement or balance sheet.

UK Retail Banking. The unsecured lending business, previously managed and reported within Barclaycard and the Barclays Financial Planning business, previously managed and reported within Barclays Wealth are now managed and reported within UK Retail Banking. The changes combine these products with related products already offered by UK Retail Banking. In the UK certain UK Premier customers are now managed and reported within Barclays Wealth.

Barclaycard. The unsecured lending portfolio, previously managed and reported within Barclaycard, has been transferred and is now managed and reported within UK Retail Banking.

International Retail and Commercial Banking - excluding Absa. A number of high net worth customers are now managed and reported within Barclays Wealth in order to better match client profiles to wealth services.

Barclays Wealth. In the UK and Western Europe certain Premier and high net worth customers are now managed and reported within Barclays Wealth having been previously reported within UK Retail Banking and International Retail and Commercial Banking – excluding Absa.

The Barclays Financial Planning business previously managed and reported within Barclays Wealth, has become a fully integrated part of and is managed and reported within UK Retail Banking. Finally with effect from 1st January 2007 Barclays Wealth – closed life assurance activities continues to be managed within Barclays Wealth and for reporting purposes has been combined rather than being reported separately.

The structure and reporting remains unchanged for Barclays Commercial Bank, International Retail and Commercial Banking- Absa, Barclays Capital, Barclays Global Investors and Head Office Functions and Other Operations.

Basis of Preparation

There have been no significant changes to the accounting policies described in the 2006 Annual report. Therefore the information in this announcement has been prepared using the accounting policies and presentation applied in 2006. Prior period presentation has, where appropriate, been restated to conform with current year classification.

BARCLAYS PLC

ADDITIONAL INFORMATION

Future accounting developments

Consideration will be given during 2008 to the implications, if any, of the following new and revised standards and International Financial Reporting Interpretations Committee (IFRIC) interpretations as follows:

•

IFRS 3 - Business Combinations and IAS 27 - Consolidated and Separate Financial Statements are revised standards issued in January 2008. The revised IFRS 3 applies prospectively to business combinations first accounted for in accounting periods beginning on or after 1 July 2009 and the amendments to IAS 27 apply retrospectively to periods beginning on or after 1 July 2009. The main changes in existing practice resulting from the revision to IFRS 3 affect acquisitions that are achieved in stages and acquisitions where less than 100% of the equity is acquired. In addition, acquisition-related costs - such as fees paid to advisers -must be accounted for separately from the business combination, which means that they will be recognised as expenses unless they are directly connected with the issue of debt or equity securities. The revisions to IAS 27 specify that changes in a parent’s ownership interest in a subsidiary that do not result in the loss of control must be accounted for as equity transactions. Until future acquisitions take place that are accounted for in accordance with the revised IFRS 3, the main impact on Barclays will be that, from 2010, gains and losses on transactions with non-controlling interests that do not result in loss of control will no longer be recognised in the income statement but directly in equity. In 2007, gains of £23m and losses of £6m were recognised in income relating to such transactions.

•

IFRIC 13 - Customer Loyalty Programs addresses accounting by entities that grant loyalty award credits (such as ‘points’ or travel miles) to customers who buy other goods or services. It requires entities to allocate some of the proceeds of the initial sale to the award credits and recognise these proceeds as revenue only when they have fulfilled their obligations. The Group is considering the implications of this interpretation and any resulting change in accounting policy would be accounted for in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors in 2009.

•

IFRS 8 - Operating Segments was issued in November 2006 and would first be required to be applied to the Group accounting period beginning on 1 January 2009. The standard replaces IAS 14 - Segmental Reporting and would align operating segmental reporting with segments reported to senior management as well as requiring amendments and additions to the existing segmental reporting disclosures. The standard does not change the recognition, measurement or disclosure of specific transactions in the consolidated financial statements. The Group is considering the enhancements that permitted early adoption in 2008 may make to the transparency of the segmental disclosures.

•

IAS - 1 Presentation of Financial Statements is a revised standard applicable to annual periods beginning on 1 January 2009. The amendments affect the presentation of owner changes in equity and of comprehensive income. They do not change the recognition, measurement or disclosure of specific transactions and events required by other standards.

•

IAS 23 - Borrowing Costs is a revised standard applicable to annual periods beginning on 1 January 2009. The revision does not impact Barclays. The revision removes the option not to capitalise borrowing costs on qualifying assets, which are assets that take a substantial period of time to get ready for their intended use or sale.

BARCLAYS PLC

ADDITIONAL INFORMATION

Future accounting developments (continued)

•

An amendment to IFRS 2 Share-based Payment was issued in January 2008 that clarifies that vesting conditions are service conditions and performance conditions only. It also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment, which results in the acceleration of charge. The Group is considering the implications of the amendment, particularly to the Sharesave scheme, and any resulting change in accounting policy would be accounted for in accordance with IAS 8 Accounting policies, changes in accounting estimates and errors in 2009.

•

Amendments to IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements were issued in February 2008 that require some puttable financial instruments and some financial instruments that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation to be classified as equity. The amendments, which are applicable to annual periods beginning on 1 January 2009, do not impact Barclays.

The following IFRIC interpretations issued during 2006 and 2007 which first apply to accounting periods beginning on or after 1st January 2008 are not expected to result in any changes to the Group’s accounting policies:

•	IFRIC 11 IFRS 2 - Group and Treasury Share Transactions

•	IFRIC 12 - Service Concession Arrangements

•	IFRIC 14 IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

Share capital

The Group manages its debt and equity capital actively. The Group’s authority to buy back ordinary shares (up to 980.8 million ordinary shares) was renewed at the 2007 Annual General Meeting. The Group will seek to renew its authority to buy back ordinary shares at the 2008 Annual General Meeting to provide additional flexibility in the management of the Group’s capital resources.

During 2007 Barclays repurchased in the market 299,547,510 of its ordinary shares of 25p each at a total cost of £1,793,216,231 in order to minimise the dilutive effect on its existing shareholders of the issuance of a total of 336,805,556 Barclays ordinary shares to Temasek Holdings and China Development Bank.

Group share schemes

The independent trustees of the Group’s share schemes may make purchases of Barclays PLC ordinary shares in the market at any time or times following this announcement of the Group’s results for the purposes of those schemes’ current and future requirements. The total number of ordinary shares purchased would not be material in relation to the issued share capital of Barclays PLC.

BARCLAYS PLC

ADDITIONAL INFORMATION

Acquisitions

On 8th February 2007 Barclays completed the acquisition of Indexchange Investment AG. Indexchange is based in Munich and offers exchange traded fund products.

On 28th February 2007 Barclays completed the acquisition of Nile Bank Limited. Nile Bank is based in Uganda with 18 branches and 228 employees.

On 30th March 2007 Barclays completed the acquisition of EquiFirst. EquiFirst is a non-prime wholesale mortgage originator in the United States.

On 18th May 2007 Barclays completed the acquisition of Walbrook Group Limited. Walbrook is based in Jersey, Guernsey, Isle of Man and Hong Kong where it serves high net worth private clients and corporate customers.

Disposals

On 4th April 2007 Barclays completed the sale of part of Monument, a credit card business.

On 24th September 2007 Barclays completed the sale of a 50% shareholding in Intelenet Global Services Pvt Ltd.

Recent developments

On 16th April 2007 Barclays announced the sale of Barclays Global Investors Japan Trust & Banking Co., Ltd, a Japanese trust administration and custody operation. The sale completed on 31st January 2008.

On 5th October 2007, Barclays announced that as at 4th October 2007 not all of the conditions relating to its offer for ABN AMRO Holding N.V. were fulfilled and as a result Barclays was withdrawing its offer with immediate effect. Barclays also announced that it was restarting the Barclays PLC share buyback programme to minimise the dilutive effect of the issuance of shares to China Development Bank and Temasek Holdings (Private) Limited on existing Barclays PLC shareholders. This programme was subsequently extended to 31st January 2008.

On 7th February 2008, Barclays announced the purchase of Discover’s UK credit card business for a consideration of approximately £35m. The consideration is subject to an adjustment mechanism based on the net asset value of the business at completion. Completion is subject to various conditions, including competition clearance, and is expected to occur during the first half of 2008.

BARCLAYS PLC

ADDITIONAL INFORMATION

Registered office

1 Churchill Place, London, E14 5HP, England, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839.

Website

www.barclays.com

Registrar

The Registrar to Barclays PLC, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, England, United Kingdom. Tel: 0871 384 2055 (calls to this number are charged at 8p per minute if using a BT landline. Other telephony provider costs may vary) or +44 1214 157 004 from overseas.

Listing

The principal trading market for Barclays PLC ordinary shares is the London Stock Exchange. Ordinary shares are also listed on the Tokyo Stock Exchange. Trading on the New York Stock Exchange is in the form of ADSs under the ticker symbol ‘BCS’. Each ADS represents four ordinary shares of 25p each and is evidenced by an ADR. The ADR depositary is The Bank of New York whose international telephone number is +1-212-815-3700, whose domestic telephone number is 1-888-BNY-ADRS and whose address is The Bank of New York, Investor Relations, PO Box 11258, Church Street Station, New York, NY 10286-1258.

Filings with the SEC

Statutory accounts for the year ended 31st December 2007, which also include certain information required for the joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC), can be obtained from Corporate Communications, Barclays Bank PLC, 200 Park Avenue, New York, NY 10166, United States of America or from the Director, Investor Relations at Barclays registered office address, shown above, once they have been published in late March. Once filed with the SEC, copies of the form 20-F will also be available from the Barclays Investor Relations website (details below) and from the SEC’s website (www.sec.gov).

Results timetable

Ex dividend Date	Wednesday, 5th March 2008
Dividend Record Date	Friday, 7th March 2008
2008 Annual General Meeting Date	Thursday, 24th April 2008
Dividend Payment Date	Friday, 25th April 2008
2008 First-half Interim Management Statement*	Thursday, 15th May 2008
2008 Half-yearly Financial Report*	Thursday, 7th August 2008

*	Note that these announcement dates are provisional and subject to change.

Economic data

	2007	2006
Period end - US$/£	2.00	1.96
Average - US$/£	2.00	1.84
Period end - €/£	1.36	1.49
Average - €/£	1.46	1.47
Period end - ZAR/£	13.64	13.71
Average - ZAR/£	14.11	12.47

BARCLAYS PLC

ADDITIONAL INFORMATION

For further information please contact:

Investor Relations	Media Relations
Mark Merson/John McIvor	Alistair Smith/Robin Tozer
+44 (0) 20 7116 5752/2929	+44 (0) 20 7116 6132/6586

More information on Barclays can be found on our website at the following address: www.investorrelations.barclays.com

BARCLAYS PLC

APPENDIX 1

Profit before business disposals

	2007 £m	2006 £m
Profit before tax	7,076	7,136

Excluding profit on disposal of subsidiaries, associates and joint ventures[1]	(28)	(323)

Profit before business disposals	7,048	6,813

Tax on profit before business disposals	(1,981)	(1,941)

Profit after tax before business disposals	5,067	4,872

Profit attributable to minority interests	678	624
Profit before business disposals attributable to equity holders of the parent	4,389	4,248

Profit after tax before business disposals	5,067	4,872

	p	p
Earnings per share	68.9	71.9
Earnings per share before business disposals	68.5	66.8
Diluted earnings per share	66.7	69.8
Diluted earnings per share before business disposals	66.3	64.8

Post-tax return on average shareholder equity	20.3%	24.7%
Post-tax return on average shareholder equity before business disposals	20.2%	23.0%

[1]

Profit on disposals of subsidiaries, associates and joint ventures was £14m (2006: £76m) in Barclays Commercial Bank, £8m (2006: £247m) in International Retail and Commercial Banking – excluding Absa and £6m (2006: £nil) in other business segments.

BARCLAYS PLC

Index of Main Reference Points

Acquisitions and disposals	79	Net fee and commission income	34
Additional information	76	Net premiums from insurance contracts	36
Allowance for impairment on loans and advances	53	Net claims and benefits incurred under insurance contracts	36
Appendix 1	82	Net interest income	33
Assets held in respect of linked liabilities	44	Operating expenses	39
Available for sale financial investments	58	Other assets	58
Balance sheet (consolidated)	5	Other income	36
Barclaycard	8, 17, 18	Other liabilities	58
Barclays Capital	9, 25, 26	Potential credit risk loans	55
Barclays Capital credit market positions	49	Principal transactions	35
Barclays Global Investors	9, 27, 28	Profit attributable to minority interests	43
Barclays Wealth	9, 29, 30	Profit on disposal of subsidiaries, associates and joint ventures	42
Basis of preparation	76	Provisions	58
Capital ratios	66	Recent developments	79
Cash flow statement – summary (consolidated)	72	Reconciliation of regulatory capital	68
Competition and regulatory matters	63	Results by business	7
Contingent liabilities and commitments	61	Results timetable	80
Derivative financial instruments	45	Retirement benefit liabilities	59
Dividends on ordinary shares	44	Risk asset ratio	66
Daily Value at Risk (DVaR)	65	Risk Tendency	74
Earnings per share	43	Risk weighted assets	69
Fair value measurement	47	Share capital	78
Financial highlights	3	Share of post-tax results of associates and joint ventures	42
Future accounting developments	77	Staff costs	40
Glossary of terms	vi	Staff numbers	40
Group reporting changes in 2007	76	Statement of recognised income and expense (consolidated)	71
Group share schemes	78	Summary of key information	2
Head office functions and other operations	10, 31, 32	Tax	42
Impairment charges and other credit provisions	37	Tier 1 Capital ratio	2, 66
Income statement (consolidated)	4	Total assets	69
International Retail and Commercial Banking		Total shareholders’ equity	60
- Absa	8, 23, 24
- excluding Absa	8, 21, 22
Legal proceedings	62	UK Banking
		- UK Retail Banking	7, 13, 14
		- Barclays Commercial Bank	7, 15, 16
Loans and advances to banks	51
Loans and advances to customers	52
Market risk	65

BARCLAYS BANK PLC

The Results of Barclays Bank PLC, published on February 19th 2008, are provided on pages 85 to 90.

Barclays Bank PLC

19th February 2008

BARCLAYS BANK PLC

Barclays Bank PLC and its subsidiary undertakings (taken together, the “Group”) is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. The whole of the issued ordinary share capital of Barclays Bank PLC is beneficially owned by Barclays PLC, which is the ultimate holding company of the Group. Barclays PLC, one of the largest financial services companies in the world by market capitalisation has a wide public shareholder base and its ordinary shares are listed on the London, Tokyo and New York Stock Exchanges (the latter in the form of American Depositary Shares evidenced by American Depositary Receipts).

The Directors report the following results of the Barclays Bank PLC Group for the year ended 31st December 2007:

CONSOLIDATED INCOME STATEMENT

	2007 £m	2006 £m
Continuing operations
Interest income	25,308	21,805
Interest expense	(15,707)	(12,662)
Net interest income	9,601	9,143
Fee and commission income	8,682	8,005
Fee and commission expense	(970)	(828)
Net fee and commission income	7,712	7,177
Net trading income	3,759	3,632
Net investment income	1,216	962
Principal transactions	4,975	4,594
Net premiums from insurance contracts	1,011	1,060
Other income	224	257

Total income	23,523	22,231
Net claims and benefits incurred on insurance contracts	(492)	(575)

Total income net of insurance claims	23,031	21,656
Impairment charges and other credit provisions	(2,795)	(2,154)

Net income	20,236	19,502
Staff costs	(8,405)	(8,169)
Administration and general expenses	(4,141)	(3,914)
Depreciation of property, plant and equipment	(467)	(455)
Amortisation of intangible assets	(186)	(136)
Operating expenses	(13,199)	(12,674)
Share of post-tax results of associates and joint ventures	42	46
Profit on disposal of subsidiaries, associates and joint ventures	28	323

Profit before tax	7,107	7,197
Tax	(1,981)	(1,941)

Profit after tax	5,126	5,256

Profit attributable to minority interests	377	342
Profit attributable to equity holders	4,749	4,914

	5,126	5,256

The information in this announcement, which was approved by the Board of Directors on 18th February 2008, does not comprise statutory accounts for the year ended 31st December 2007 or 31st December 2006, within the meaning of Section 240 of the Companies Act 1985 (the ‘Act’). Statutory accounts for the year ended 31st December 2007 will be delivered to the Registrar of Companies in accordance with Section 242 of the Act. Statutory accounts for the year ended 31st December 2006 have been delivered to the Registrar of Companies and the Group’s auditors have reported on those accounts and have given an unqualified report which does not contain a statement under Section 237(2) or (3) of the Act.

BARCLAYS BANK PLC

CONSOLIDATED BALANCE SHEET

	2007 £m	2006 £m
Assets
Cash and balances at central banks	5,801	6,795
Items in the course of collection from other banks	1,836	2,408
Trading portfolio assets	193,726	177,884
Financial assets designated at fair value:
- held on own account	56,629	31,799
- held in respect of linked liabilities to customers under investment contracts	90,851	82,798
Derivative financial instruments	248,088	138,353
Loans and advances to banks	40,120	30,926
Loans and advances to customers	345,398	282,300
Available for sale financial investments	43,256	51,952
Reverse repurchase agreements and cash collateral on securities borrowed	183,075	174,090
Other assets	5,153	5,850
Current tax assets	518	557
Investments in associates and joint ventures	377	228
Goodwill	7,014	6,092
Intangible assets	1,282	1,215
Property, plant and equipment	2,996	2,492
Deferred tax assets	1,463	764

Total assets	1,227,583	996,503

BARCLAYS BANK PLC

CONSOLIDATED BALANCE SHEET

	2007 £m	2006 £m
Liabilities
Deposits from banks	90,546	79,562
Items in the course of collection due to other banks	1,792	2,221
Customer accounts	295,849	256,754
Trading portfolio liabilities	65,402	71,874
Financial liabilities designated at fair value	74,489	53,987
Liabilities to customers under investment contracts	92,639	84,637
Derivative financial instruments	248,288	140,697
Debt securities in issue	120,228	111,137
Repurchase agreements and cash collateral on securities lent	169,429	136,956
Other liabilities	10,514	10,337
Current tax liabilities	1,311	1,020
Insurance contract liabilities, including unit-linked liabilities	3,903	3,878
Subordinated liabilities	18,150	13,786
Deferred tax liabilities	855	282
Provisions	830	462
Retirement benefit liabilities	1,537	1,807

Total liabilities	1,195,762	969,397

Shareholders’ equity
Called up share capital	2,382	2,363
Share premium account	10,751	9,452
Other reserves	(170)	(484)
Other shareholders’ funds	2,687	2,534
Retained earnings	14,222	11,556

Shareholders’ equity excluding minority interests	29,872	25,421
Minority interests	1,949	1,685

Total shareholders’ equity	31,821	27,106

Total liabilities and shareholders’ equity	1,227,583	996,503

BARCLAYS BANK PLC

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

	2007 £m	2006 £m
Net movements in available for sale reserve	(93)	(120)
Net movements in cash flow hedging reserve	359	(487)
Net movements in currency translation reserve	54	(781)
Tax	54	253
Other movements	22	25

Amounts included directly in equity	396	(1,110)
Profit after tax	5,126	5,256

Total recognised income and expense	5,522	4,146

Attributable to:
Equity holders	5,135	4,132
Minority interests	387	14

	5,522	4,146

The consolidated statement of recognised income and expense reflects all items of income and expense for the period, including items taken directly to equity. Movements in individual reserves are shown including amounts which relate to minority interests; the impact of such amounts is then reflected in the amount attributable to such interests. Movements in individual reserves are also shown on a pre-tax basis with any related tax recorded on the separate tax line.

The available for sale reserve reflects gains or losses arising from the change in fair value of available for sale financial assets except for items recorded in the income statement which are: impairment losses; gains or losses transferred to the income statement due to fair value hedge accounting; and foreign exchange gains or losses on monetary items such as debt securities. When an available for sale asset is impaired or derecognised, the cumulative gain or loss previously recognised in the available for sale reserve is transferred to the income statement. The transfer of net gains to the income statement, primarily on disposal of assets, was partially offset by the recognition of net unrealised gains from changes in fair value.

Cash flow hedging aims to minimise exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction that could affect profit or loss. The portion of the gain or loss on the hedging instrument that is deemed to be an effective hedge is recognised in the cash flow hedging reserve. The gains and losses deferred in this reserve will be transferred to the income statement in the same period or periods during which the hedged item is recognised in the income statement. The movement in 2007 reflects the transfer of net losses to the income statement and the recognition of net unrealised gains from changes in the fair value of the hedging instruments.

Exchange differences arising on the net investments in foreign operations and effective hedges of net investments are recognised in the currency translation reserve and transferred to the income statement on the disposal of the net investment. The movement in 2007 primarily reflects the impact of changes in the value of the Euro on net investments partially offset by the impact of changes in the value of the US Dollar on net investments and other currency movements on net investments which are hedged on a post-tax basis. The Euro and US Dollar net investments are economically hedged through Euro-denominated and US Dollar-denominated preference share capital, which is not revalued for accounting purposes.

BARCLAYS BANK PLC

CONSOLIDATED CASH FLOW STATEMENT

	2007 £m	2006 £m
Net cash flow from operating activities	(8,764)	10,057
Net cash flow from investing activities	10,016	(1,177)
Net cash flow from financing activities	2,078	565
Effects of exchange rate on cash and cash equivalents	(654)	552

Net (decrease)/increase in cash and cash equivalents	2,676	9,997
Cash and cash equivalents at beginning of period	30,402	20,405

Cash and cash equivalents at end of period	33,078	30,402

BARCLAYS BANK PLC

NOTES

1.	Authorised share capital

Ordinary shares

The authorised ordinary share capital of Barclays Bank PLC at 31st December 2007 was 3,000 million (2006: 3,000 million) ordinary shares of £1 each.

Preference shares	2007 ‘000	2006 ‘000
Authorised share capital – shares of £1 each	1	1
Authorised share capital – shares of £100 each	400	400
Authorised share capital – shares of US$0.25 each	150,000	80,000
Authorised share capital – shares of US$100 each	400	400
Authorised share capital – shares of €100 each	400	400

2.	Issued share capital

Ordinary shares

The issued ordinary share capital of Barclays Bank PLC at 31st December 2007 comprised 2,336 million (2006: 2,329 million) ordinary shares of £1 each.

The whole of the issued ordinary share capital of Barclays Bank PLC is beneficially owned by Barclays PLC.

Preference shares

The issued preference share capital of Barclays Bank PLC at 31st December 2007 comprised £46m (2006: £34m) of preference shares of the following denominations:

	2007 ‘000	2006 ‘000
Issued and fully paid shares of £1 each	1	1
Issued and fully paid shares of £100 each	75	75
Issued and fully paid shares of US$0.25 each	131,000	30,000
Issued and fully paid shares of US$100 each	100	100
Issued and fully paid shares of €100 each	240	240

3.	Staff numbers

On a full time equivalent basis the total permanent and fixed term contract staff at 31st December 2007 was 134,900 (2006: 122,600).